UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
February 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Fibria Celulose S.A.
Consolidated Financial Statements at
December 31, 2010
and Report of Registered
Public Accounting Firm

Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Fibria Celulose S.A.

1
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2010, December 31, 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the years ended December 31, 2010 and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2
A company 's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company 's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company 's assets that could have a material effect on the financial statements.

2

Fibria Celulose S.A.

3
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, February 14, 2011

PricewaterhouseCoopers
Auditores Independentes

3

Índice

1	Operations		8
2	Presentation of Financial Statements and Significant Accounting Practices		9
	2.1	Presentation of financial statements	9
	2.2	Consolidation	10
	2.3	Segment reporting	11
	2.4	Foreign currency translation	11
	2.5	Cash and cash equivalents	12
	2.6	Financial assets	12
	2.7	Derivative instruments and hedging activities	14
	2.8	Trade accounts receivable	14
	2.9	Inventories	14
	2.10	Income tax and social contribution	15
	2.11	Intangible assets	15
	2.12	Property, plant and equipment	17
	2.13	Leasing	17
	2.14	Biological assets	17
	2.15	Business combination	18
	2.16	Impairment of non-financial assets	18
	2.17	Trade payables	18
	2.18	Loans and financing	18
	2.19	Other assets and liabilities (current and non-current)	19
	2.20	Benefits to management and employees	19
	2.21	Contingent assets and contingent liabilities and legal obligations	20
	2.22	Revenue recognition	20
	2.23	Dividend distribution	21
	2.24	Non-current assets held for sale and discontinued operations result	21
	2.25	Standards, amendments and interpretations of existing standards that are not yet effective	21
3	First-time Adoption of IFRS		23
	3.1	Basis of transition to IFRS	23
	3.2	Summary of the changes in accounting standards and of the effects on the results of operations and shareholders' equity - reconciliation of prior BR GAAP and IFRS	24
	3.3	Summary of the changes in accounting standards and of the effects on the results of operations and shareholders' equity - reconciliation of US GAAP and IFRS	26
4	Critical Accounting Estimates and Assumptions		28
5	Financial Risk Management		30
	5.1	Financial risk factors	30
	5.2	Capital risk management	34
	5.3	Fair value estimates	36
	5.4	Sensitivity analysis	36

1 of 87

6	Financial Instruments by Category	37
7	Credit Quality of Financial Assets	38
8	Cash and Cash Equivalents	40
9	Marketable Securities	40
10	Derivative Instruments	41
11	Trade Accounts Receivable	45
12	Inventories	47
13	Recoverable Taxes	47
14	Taxes on Income	48
15	Significant Related Party Transactions and Balances	50
16	Property, Plant and Equipment	54
17	Biological Assets	57
18	Intangible Assets	58
19	Advances to Suppliers - Forestry Partnership Programs	60
20	Loans and Financing	60
21	Contingencies	68
22	Long-term Commitments	73
23	Shareholders' Equity	74
24	Benefits to Employees	75
25	Phantom Stock Options (PSO) - Compensation Program Based on Shares	77
26	Net Revenues	79
27	Financial Results	80
28	Expenses by nature	80
29	Other Operating Expenses, Net	81
30	Insurance	81
31	Segment Information	82
32	Earnings per Share	82
33	Business Combination	83
34	Non-current Assets Held for Sale	85
35	Events after the Balance Sheet Date	87

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Fibria Celulose S.A.

Consolidated Balance Sheets
In thousands of reais

Assets	December 31, 2010	December 31, 2009	January 1, 2009

Current
Cash and cash equivalents (Note 8)	431,463	645,479	157,995
Marketable securities (Note 9)	1,640,935	3,251,903	728,178
Derivative instruments (Note 10)	80,502	5,122	-
Trade accounts receivable, net (Note 11)	1,138,176	1,167,151	438,174
Inventories (Note 12)	1,013,841	834,371	446,810
Recoverable taxes (Note 13)	282,423	231,294	217,168
Assets held for sale (Note 34)	1,196,149	-	-
Other receivables	115,165	254,222	93,129

	5,898,654	6,389,542	2,081,454

Non-current
Marketable securities (Note 9)	-	65,439	780
Derivative instruments (Note 10)	52,470	-	-
Related parties receivables (note 15)	5,307	-	-
Deferred taxes (Note 14)	1,332,025	1,283,544	871,763
Recoverable taxes (Note 13)	590,967	372,509	171,359
Advances to suppliers (Note 19)	693,490	720,127	89,498
Other receivables	145,768	120,644	57,534
Investments	8,301	15,430	2,802
Biological assets (Note 17)	3,550,636	3,791,084	1,890,898
Property, plant and equipment (Note 16)	12,979,431	14,037,031	7,539,695
Intangible assets (Note 18)	4,906,443	5,443,354	631,875

	24,264,838	25,849,162	11,256,204

Total assets	30,163,492	32,238,704	13,337,658

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Fibria Celulose S.A.

Consolidated Balance Sheets
In thousands of reais	(continued)

Liabilities and shareholders' equity	December 31, 2010	December 31, 2009	January 1, 2009

Current
Loans and financing (Note 20)	623,684	1,790,256	5,020,858
Trade payables	424,488	384,282	191,842
Payroll, profit sharing and related charges	121,691	123,326	52,836
Taxes payables	63,436	39,400	24,504
Derivative instruments (Note 10)	-	-	235,574
Payable - Aracruz acquisition (Note 33(b))	1,440,676	2,430,289	-
Liabilities related to the assets held for sale (Note 34)	95,926	-	-
Dividends payables (Note 23(c))	266,300	-	-
Other payables	156,135	53,664	78,458

	3,192,336	4,821,217	5,604,072

Non-current
Loans and financing (Note 20)	9,957,773	9,511,141	1,051,383
Derivative instruments (Note 10)	-	-	14,591
Taxes payables	75,365	72,631	8,532
Deferred taxes (Note 14)	1,222,360	975,420	298,145
Provision for contingencies (Note 21)	155,028	340,934	129,694
Payable - Aracruz acquisition (Note 33(b))	-	1,253,890	-
Other payables	155,784	188,052	46,853

	11,566,310	12,342,068	1,549,198

Shareholders' equity
Capital (Note 23)	8,379,397	8,379,397	3,052,211
Capital reserve	2,688	2,688	2,688
Treasury shares	(10,346)	(756)	-
Legal reserves (Note 23)	5,381,771	5,046,067	3,116,294
Other reserves	1,627,903	1,629,098	12,073

Equity attributable to shareholders of the Company	15,381,413	15,056,494	6,183,266
Equity attributable to non-controlling interest	23,433	18,925	1,122

	15,404,846	15,075,419	6,184,388

Total liabilities and shareholders' equity	30,163,492	32,238,704	13,337,658

The accompanying notes are an integral part of these financial statements.

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Fibria Celulose S.A.

Consolidated Statements of Income and
Comprehensive Income
Years Ended December 31
In thousand of reais, except for the income per shares

	2010	2009

Continuing operations

Net revenues (Note 26)	6,283,387	5,292,972
Cost of sales	(4,694,659)	(4,555,729)

Gross profit	1,588,728	737,243

Operating income (expenses)
Selling expenses (Note 28)	(281,428)	(296,974)
General and administrative (Note 28)	(285,885)	(271,020)
Directors' fees (Note 28)	(26,431)	(25,103)
Equity in losses of affiliates, net	(7,328)	(1,133)
Other operating income (expenses), net (Note 29)	(7,499)	1,609,016

	(608,571)	1,014,786

Income before financial income and expenses	980,157	1,752,029

Financial income (Note 27)	526,710	664,421
Financial expenses (Note 27)	(1,192,532)	(1,318,851)
Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps and trading securities, net (Note 27)	301,604	2, 225,965

	(364,218)	1,571,535

Income from continuing operations before taxes on income	615,939	3,323,564

Taxes on income
Current (Note 14)	59,627	(30,660)
Deferred (Note 14)	(146,924)	(796,529)

Net income from continuing operations	528,642	2,496,375

Discontinued operations
Net income from discontinued operations (Note 34)	74,512	93,095

Net income	603,154	2,589,470

Attributable to
Shareholders of the Company - continuing operations	524,134	1,836,130
Shareholders of the Company - discontinuing operations	74,512	93,095
Non-controlling interest	4,508	660,245

Net income	603,154	2,589,470

Basic and diluted earnings per share - continuing operations (in reais)	1.12	7.17

Basic and diluted earnings per share - discontinuing operations (in reais)	0.16	0.39

There were no other comprehensive income for the years ended December 31, 2010 and 2009 and then we not presented the "Statement of Comprehensive Income".

The accompanying notes are an integral part of these financial statements.

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Fibria Celulose S.A.

Statements of Changes in Shareholders' Equity
In thousands of reais, unless otherwise indicated

					Statutory reserves

							Special reserve
							for minimum
		Capital	Treasury	Other			dividends	Retained		Non-controlling
	Capital	reserve	shares	reserves	Legal	Investments	not distributed	earnings	Total	interest	Total

As of December 31, 2008	3,052,211	2,688	-	12,073	248,193	835,241	-	-	4,150,406	1,122	4,151,528
Adjustments related to previous years
First-time adoption	-	-	-	-	-	-	-	2,032,860	2,032,860	-	2,032,860
Legal reserve appropriation	-	-	-	-	-	2,032,860	-	(2,032,860)	-	-	-

Adjusted shareholders' equity as of January 1, 2009	3,052,211	2,688	-	12,073	248,193	2,868,101	-	-	6,183,266	1,122	6,184,388

Net income	-	-	-	-	-	-	-	1,929,225	1,929,225	660,245	2,589,470
Capital increase	4,005,091	-	-	-	-	-	-	-	4,005,091	-	4,005,091
Acquisition of shares	-	-	(756)	-	-	-	-	-	(756)	-	(756)
Issuance of shares	529,843	792,252	-	-	-	-	-	-	1,322,095	-	1,322,095
Capitalization of reserves	792,252	(792,252)	-	-	-	-	-	-	-	-	-
Realization of revaluation reserve, net of tax	-	-	-	(1,799)	-	-	-	1,799	-	-	-
Fair value of non-controlling interest	-	-	-	-	-	-	-	-	-	2,078,056	2,078,056
Non-controlling interest transaction	-	-	-	1,618,824	-	-	-	-	1,618,824	(2,720,498)	(1,101,674)
Legal reserve appropriation	-	-	-	-	25,675	-	-	(25,675)	-	-	-
Reserve for minimum mandatory dividends not distributed	-	-	-	-	-	-	121,958	(121,958)	-	-	-
Investment reserve appropriation	-	-	-	-	-	1,783,391	-	(1,783,391)	-	-	-
Others	-	-	-	-	-	(1,251)	-	-	(1,251)	-	(1,251)

As of December 31, 2009	8,379,397	2,688	(756)	1,629,098	273,868	4,650,241	121,958		15,056,494	18,925	15,075,419
Net income	-	-	-	-	-	-	-	598,646	598,646	4,508	603,154
Realization of revaluation reserve, net of tax	-	-	-	(1,195)	-	-	-	1,195	-	-	-
Acquisition of own shares for treasury	-	-	(9,590)	-	-	-	-	-	(9,590)	-	(9,590)
Legal reserve appropriation (Note 24(d))	-	-	-	-	29,932	-	-	(29,932)	-	-	-
Minimum mandatory dividends (Note 24(c))	-	-	-	-	-	-	(121,958)	(142,179)	(264,137)	-	(264,137)
Investment reserve appropriation	-	-	-	-	-	427,730	-	(427,730)	-	-	-

As of December 31, 2010	8,379,397	2,688	(10,346)	1,627,903	303,800	5,077,971	-	-	15,381,413	23,433	15,404,846

The accompanying notes are an integral part of these financial statements.

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Fibria Celulose S.A.

Consolidated Statements of Cash Flow
Years Ended December 31
In thousand of reais

	2010	2009

Income from continuing operations before taxes on income	615,939	3,323,564

Adjusted by
Income before taxes on income from discontinued operations (Note 34)	112,897	141,053
Depreciation, depletion and amortization	1,763,593	1,330,266
Unrealized foreign exchange gains, net	(301,677)	(2,626,572)
Change in fair value of financial instruments	(152,284)	(148,403)
Equity in losses of affiliates, net	7,329	1,133
Gain on sale of investments	-	(33,414)
Accretion of present value - Aracruz acquisition	289,830	474,536
Loss (gain) on disposal of property, plant and equipment	17,472	(3,177)
Interest income	(199,000)	(172,730)
Interest expense	743,417	753,658
Fair value amortization	-	320,554
Change in fair value of biological assets	(92,319)	(551,604)
Gain on remeasurement of the initial interest on Aracruz	-	(1,378,924)
Provisions and others	53,281	(41,445)

Decrease (increase) in assets
Trade accounts receivable	(354,363)	(393,082)
Inventories	(255,280)	67,197
Recoverable taxes	(104,054)	47,367
Related parties	(5,307)	-
Other receivables/advances to suppliers	82,713	(43,269)

Decrease (increase) in liabilities
Trade payables	81,788	(86,474)
Taxes payables	6,574	(69,340)
Payroll, profit sharing and related charges	5,924	25,734
Other payables	(3,416)	(99,761)

Cash provided by operating activities	2,313,057	836,867

Interest received	120,848	700,040
Interest paid	(722,305)	(739,683)
Income taxes paid	(15,514)	(7,433)

Net cash provided by operating activities	1,696,086	789,791

Cash flows from investing activities
Installments paid for acquisition of Aracruz	(2,533,333)	(1,364,329)
Acquisition of property, plant and equipment	(1,066,129)	(1,670,676)
Acquisition of intangible assets	(17,773)	-
Marketable securities, net	1,754,560	(2,465,103)
Proceeds from sale of an interest in an affiliate	-	2,273,373
Proceeds from sale of property, plant and equipment	19,990	21,084
Derivative transactions paid	24,434	(211,985)
Other	-	7,336

Net cash used in investing activities	(1,818,251)	(3,410,300)

Cash flows from financing activities
Borrowings	6,291,579	5,795,100
Repayments - principal amount	(6,342,426)	(5,561,399)
Capital increase	-	2,998,391
Treasury stock acquisition	(9,587)	-
Others	(127)	(40)

Net cash provided by (used in) financing activities	(60,561)	3,232,052

Effect of exchange rate changes on cash and cash equivalents	(31,290)	(124,059)

Net increase (decrease) in cash and cash equivalents	(214,016)	487,484

Cash and cash equivalents at beginning of year	645,479	157,995

Cash and cash equivalents at end of year	431,463	645,479

Supplemental non cash flow information
Amount payable for acquisition of Aracruz	1,440,676	3,684,179
Exchange of shares with BNDESPar for additional acquisition of Aracruz shares	-	864,020
Capital subscription from the Families and the Safra family	-	173,637

The accompanying notes are an integral part of these financial statements.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

1	Operations

General Information

Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A. - "VCP") and its subsidiaries (the "Company", "Fibria", "we" or the "Group") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo and produce eucalyptus pulp from our forestry operations which we use in our own paper manufacturing facilities and sell the excess in the domestic and foreign markets. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general, economic conditions.

The Company's business is affected by global paper and pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for paper and pulp products; (b) global production capacity and strategies adopted by the main producers; and (c) availability of substitutes for these products. All these factors are beyond the control of the Company's management.

These financial statements were approved by the Board of Directors on February 14, 2011, and include information on subsequent events through such date that had an impact on the financial statements.

(a)	Acquisition of Aracruz shares

In 2001 we acquired a 28% interest in the voting capital and a 12.35% economic interest in Aracruz Celulose S.A. ("Aracruz"), a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Espírito Santo.

On January 21, 2009 the Company acquired a 12.35% equity interest in the total capital of Aracruz (28% of voting capital or 127,506,457 common shares) upon the purchase of Arapar S.A. ("Arapar") and São Teófilo Representação e Participações S.A. ("São Teófilo") for R$ 2,710,000, payable in six semi-annual fixed installments, with maturities up to July 2011, free of interest and charges.

On March 5, 2009, the Company acquired an additional 127,506,457 common shares of Aracruz, representing 28% of its voting capital, for R$ 2,710,000, payable in six semi-annual fixed installments, with maturities up to July 2011, free of interest and charges.

On May 27, 2009, BNDES Participações S.A. - BNDESPAR, holder of 56,880,857 common shares of Aracruz, subscribed 43,588,699 preferred shares of VCP, utilizing its 12.49% common shares of Aracruz (or 5.51% of its total capital) for a total amount of R$ 828,185.

On July 1, 2009, a public tender offer with tag along rights of Aracruz common shares ("ARCZ3") was completed. The tender offer comprised 15,507,357 common shares, and the related sales orders totaled 13,828,307 common shares, equivalent to 89% of the shares offered. The total purchase price of R$ 236,633 is payable in six semi-annual fixed installments maturing up to July 2011, free of interest and charges.

On July 17, 2009, the shareholders of both VCP and Aracruz approved an exchange of one preferred share of Aracruz for 0.1347 of VCP's common share. This exchange ratio had been previously examined and approved by the respective companies' financial advisors and independent special committees of the companies established specifically for this task.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

On August 24, 2009, the Extraordinary General Meeting of VCP and Aracruz approved the merger of the entire Aracruz capital stock by VCP, under the terms and conditions approved by the related Boards of Directors. The Extraordinary General Meeting ratified the acquisition of the control of Aracruz, pursuant to Article 256 of the Brazilian Corporate Law. Consequently, the last day in which Aracruz's shares were traded on BM&FBOVESPA and on NYSE was November 17, 2009. The Aracuz's shares originally held in custody for Aracruz's ADS were exchanged for the Company's common share.

The effects of this business combination are presented in Note 33.

(b)	Sale of the Guaíba unit

On December 15, 2009, the Company concluded the sale to Empresas CMPC S.A., a company based in Santiago, Chile, of all of the assets encompassing industrial installations, land and forests, of its Guaíba Unit, located in the municipality of Guaíba in the state of Rio Grande do Sul. The sales price agreed was R$ 2,416,000, which generated a capital gain of R$ 33,414.

In 2009, the "Net revenues" and the "Cost of sales" of the Guaíba Unit were R$ 428,339 and R$ 343,640, respectively, and represented 9% of the Company's gross profit.

(c)	Merger of companies

On December 21, 2009, Fibria's Extraordinary General Meeting ("EGM") approved the merger of Arapar and São Teófilo into Fibria and, on December 22, 2009, the EGM approved the merger of Aracruz. As the merged companies were wholly-owned by Fibria, there was no related capital increase in Fibria.

On September 30, 2010, Fibria's EGM approved the merger of Alícia Papéis S.A., at its book values, as follows:

Assets		Liabilities and shareholders' equity
Current assets		Current liability
Intercompany receivables	238,230	Related parties	22,546
Recoverable taxes	5,860
		Shareholders' equity
	244,090	Capital	1,826,202
		Revenue reserves	1,378,776
Non-current assets
Recoverable taxes	4,680		3,204,978
Property, plant and equipment	2,978,754

	2,983,434

Total assets	3,227,524	Total liabilities and shareholders' equity	3,227,524

2	Presentation of Financial Statements and Significant Accounting Practices

2.1	Presentation of financial statements

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), being the first financial statements presented in accordance with IFRS prepared by the Company. The main differences between the accounting practices previously adopted in Brazil (the "prior BR GAAP") and United States of America and the IFRS, including the reconciliation of shareholders' equity and net income, are described in Note 3.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The consolidated financial statements as at and for the year ended December 31, 2009 have been represented in accordance with IFRS which came into effect for 2010 and differ from the financial statements which were as originally presented under the prior BR GAAP.

2.2	Consolidation

(a)	Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group has the power to govern the financial and operating policies of the entity, generally reflecting a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and de-consolidated from the date that control ceases.

Exclusive or controlled investment funds are consolidated.

Jointly-owned investees are legal entities in which the Company shares control, as established by contract, over the economic activity and for which strategic, financial and operating decisions about the investee's activities require the unanimous approval by the parties which share control. The jointly-owned investees Veracel Celulose S.A. ("Veracel"), Asapir Produção Florestal e Comércio Ltda. ("Asapir") and VOTO - Votorantim Overseas Trading Operations IV Limited ("VOTO IV") have been consolidated proportionally in accordance with the Company's ownership percentage.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(b)	Companies included in the consolidated financial statements

The subsidiaries included in the consolidation are as follows:

	Percentage of total capital

	2010	2009

Companies located in Brazil
Normus Empreendimentos e Participações Ltda.	100	100
Fibria-MS Celulose Sul Mato-Gossense Ltda. ("Fibria-MS")	100	100
Fibria Terminais Portuários S.A.	100	100
Projetos Especiais e Investimentos S.A.	100	100
Mucuri Agroflorestal S.A.	100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51	51
Veracel Celulose S.A. (i)	50	50

Asapir Produção Florestal e Comércio Ltda. (i)	50	50
Alícia Papéis S.A. (ii)		100
Abroad
Fibria Trading Internacional KFT.	100	100
Fibria Overseas Holding KFT.	100	100
Newark Financial Inc.	100	100
VCP North America Inc.	100	100
Fibria Overseas Finance Ltd.	100	100
Fibria International GmbH	100	100
Fibria Celulose (USA) Inc.	100	100
Riocell Limited	100	100
Riocell Trade S.A.	100	100
Fibria (Europe) S.A.	100	100
VOTO - Votorantim Overseas Trading Operations IV Limited (i)	50	50
Aracruz Trading S.A. (iii)		100
Ara Pulp - Com. de Importação e Exp. Unipessoal Lda. (iv)		100

(i)	These companies have been consolidated proportionally in accordance with the Company's ownership percentage.

(ii)	Alícia Papéis S.A. was merged on September 30, 2010, approved at the EGM of the same date.

(iii)	Aracruz Trading S.A. was liquidated on September 30, 2010 and the net assets reverted to the Company.

(iv)	Ara Pulp - Com. de Importação e Exp. Unipessoal Lda was liquidated on December 17, 2010 and the net assets reverted to the Company.

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating funds, making strategic decisions and assessing performance of the operating segments, has been identified as the Executive Board.

2.4	Foreign currency translation

(a)	Functional and presentation currency

The Brazilian real ("real", "reais" or "R$") is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements of the Company. Our affiliates located outside Brazil have elected the U.S. dollar as their functional currency until December 31, 2008. Following our acquisition of the control and integration of the operations of Aracruz which previously reported using the U.S. dollar as its functional currency, the functional currency for its business was changed to real.

11 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(b)	Transactions and balances

Foreign currency operations are translated into the functional currency in which the items are measured utilizing the exchange rates at the transaction or evaluation dates. The foreign exchange gains and losses resulting from the settlement of these transactions and from the conversion of monetary assets and liabilities denominated in foreign currency at the exchange rates in effect at the balance sheet dates are recognized in the statement of income.

Foreign exchange gains and losses relating to loans and cash and cash equivalents denominated in foreign currency are presented in the statement of income as "Financial income" or "Financial expenses".

2.5	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturity up to three months and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, net of overdraft accounts. Overdraft accounts are presented in the balance sheet as "Loans and financing" in current liabilities, when applicable.

2.6	Financial assets

2.6.1	Classification

The Company classifies its financial assets into the following categories: (a) held for trading, (b) loans and receivables, and (c) held to maturity. The classification depends on the purpose for which the financial assets were acquired.

(a)	Held for trading

The financial assets held for trading reflect their active and frequent trading, mainly, in the short term. These assets are measured at fair value, and the changes in fair value are recognized in the statement of income under "Financial income" or "Financial expenses".

(b)	Loans and receivables

Loans and receivables have fixed or determinable payment terms and are not quoted in an active market. Loans and receivables are adjusted based on the effective rate of the transaction. The effective rate is that defined in the contract as adjusted by the related costs of each transaction.

(c)	Assets held to maturity

Assets held to maturity comprise mainly financial assets quoted in an active market where the Company has the intention and the financial capacity to hold them to maturity. The assets are valued at acquisition cost, plus contractual earnings recognized in the statement of income based on the effective interest rate.

(d)	Fair value

The fair value of investments with publically-available quotations is based on current market prices. With regard to financial assets without an active market, the Company establishes the fair value through valuation techniques. These techniques include the comparison with recent third-party transactions, reference to other instruments which are substantially similar, the analysis of discounted cash flows and option pricing models.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The Company periodically assesses whether there is objective evidence to indicate that a financial asset has been recorded at an amount greater than its recoverable value. When applicable, an impairment provision is made.

2.6.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially recognized at fair value, and the transaction costs are recorded in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if the Group has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income under "Financial income" or "Financial expense" in the period they occur.

2.6.3	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.6.4	Impairment of financial assets

Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

.	significant financial difficulty of the issuer or debtor;

.	a breach of contract, such as a default or delinquency in interest or principal payments;

.	the Group, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

.	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

13 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

.	the disappearance of an active market for that financial asset because of financial difficulties; or

.
observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

..	adverse changes in the payment status of borrowers in the portfolio; or

..	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset's book value and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The book value of the asset is reduced and the loss is recognized in the statement of income. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price. If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income.

2.7	Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in the statement of income. Even though the Company uses derivatives to mitigate risks, hedge accounting has not been adopted in the periods presented. The fair value of derivative instruments is disclosed in Note 10.

2.8	Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company's normal business. If the term of receipt is equivalent to one year or less, the accounts receivable are classified as current assets. If not, they are presented as non-current assets.

These accounts receivable are initially recognized at fair value and, subsequently, measured by the effective rate interest method less a provision for impairment, if required. Accounts receivable from customers abroad are presented based on the exchange rates at the balance sheet date. The provision for impairment is established when there is direct evidence that the Group will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected/probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees, consistent with the impairment policy for financial assets recorded at amortized cost.

2.9	Inventories

Inventories are stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses. The raw materials derived from the biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from non-current assets to inventories. Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

2.10	Income tax and social contribution

The tax expense for the year comprises current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income, directly in shareholders ' equity. In this case the tax is also recognized in "Other reserve" or directly in shareholders ' equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.11	Intangible assets

(a)	Goodwill

Goodwill represents the positive difference between the cost of an acquisition and the net amount of the fair value of assets and liabilities of the acquired entity. Goodwill of subsidiaries is recorded as intangible assets. The goodwill is tested on an annual basis to verify probable losses from impairment and recorded at cost less the accumulated losses from impairment, which are not reverted. The gains and losses on the disposal of an entity include the book value of the goodwill related to the entity sold.

Goodwill is allocated to Cash-Generating Units (CGU) for the purpose of impairment tests. The allocation is made to the CGU or to a group of CGU which benefited from the business combination originating the goodwill segregated by operating segment.

15 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(b)	Database

The database corresponds to the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database is recognized at the fair value at the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the statement of income in "Other operating income (expenses), net".

The database of forestry and industrial technologies comprises: CEDOC (documentation center), BIP (information base for research and process), KDP (software utilized in knowledge management) and Microbacia (sensors and markers which capture the effects of rain in the planted areas during their cycle).

(c)	Patent

A registered patent was acquired in the Aracruz business combination and corresponds to the pulp process for a specific application and customer.

The patent was recorded at fair value on the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis at the annual rate of 15.9%.

(d)	Relationship with suppliers

This intangible asset relates to the contract that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

(e)	Development and implementation of systems (software)

The costs associated with the maintenance of software are recognized as expenses, as incurred. The costs directly attributable to the development and testing of identifiable and unique software, controlled by the Group, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) it can be sold or used; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Other development expenditures which do not meet these criteria are recognized as expenses, as incurred. The development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

The software development costs are amortized over their estimated useful lives at the annual rate of 20%.

16 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

2.12	Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 16. Repairs and maintenance are allocated to the statement of income as incurred. The cost of major renovations is added to the book value of the asset if the future economic benefits exceed the standard of performance initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

The financial charges on loans obtained to finance the construction of property, plant and equipment are capitalized over the period necessary to execute and prepare the asset for its intended use.

Land is not depreciated. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset's book value is immediately written down to its recoverable value if it is greater than its estimated recoverable value.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as "Other operating income (expenses), net" in the statement of income.

The Company has no long-term assets expected to be abandoned or sold, or that would require a provision for decommissioning obligations.

2.13	Leasing

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which a significant part of the ownership risks and benefits is retained by the lessor are classified as operating leases.

Payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term.

2.14	Biological assets

Biological assets are measured at fair value, net of estimated costs to sell at the time of harvest. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately seven years.

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing timber. The average sales price was estimated based on the local market prices and on transactions researched, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region.

17 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The Company has a policy of carrying out semi-annually appraisals of the fair value of these assets.

2.15	Business combination

The purchase method is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of the total net assets or at the relevant portion of the fair value of the company's net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if lower, is recorded as an advantageous purchase gain in the statement of income on the acquisition date.

For transactions in which the Company acquires a controlling equity interest in a company where it already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date and, if there is a gain, it is recognized in the statement of income.

2.16	Impairment of non-financial assets

The non-financial assets with indefinite useful lives, like goodwill, are not subject to amortization and are tested for impairment annually.

Management reviews annually, or in a shorter period when circumstances dictate, the book value of non-financial assets subjected to amortization, to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of the recoverable value of such assets. Whenever such evidence is identified and the book value exceeds the recoverable value, a provision for impairment is recorded to adjust the book value to the recoverable value. The recoverable value is the higher between the value in use and the fair value less cost to sell.

2.17	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the amount of the related invoice.

2.18	Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, if significant, and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the statement of income over the period of the loans and financing using the effective interest method.

18 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

Costs of loans and financing directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans and financing are recognized as expenses, on the accrual basis.

2.19	Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will occur. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next 12 months. Otherwise, assets and liabilities are presented as non-current.

2.20	Benefits to management and employees

(a)	Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees.

The Group has defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions to a separate entity. The Group has no legal liabilities for making additional contributions should the fund not have sufficient assets to honor the benefits related to employee service.

For defined contribution plans, the Company makes contributions to a private pension entity, the Fundação Senador José Ermírio de Moraes - Funsejem, on a compulsory, contractual or voluntary basis. Regular contributions represent net costs and are recorded in the statement of income for the period in which they are due.

(b)	Health care (post-retirement)

Some of the companies of the Group used to offer post-retirement health care benefits to their employees, under a policy which has now been discontinued. This policy established a lifetime benefits concession to a predetermined group of employees. This benefit is closed to new participants and there are no active employees who can opt for it.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is calculated annually by independent actuaries. The present of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate as informed in Note 24(c).

(c)	Profit-sharing

The Group recognizes a liability and an expense for profit-sharing in the statement of income. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of income as salary expenses.

19 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(d)	Share-based compensation

The Company offers a compensation plan referenced to the appreciation in value of its shares, based on a predetermined price and maturity. The plan consists of cash payments, not involving therefore the issue and/or delivery of shares for purposes of the plan. The Company's CEO and Executive Directors are eligible for the plan.

The obligations are recorded as a provision for amounts payable to the directors, with a corresponding entry to the statement of income, based on the fair value of the options granted and the vesting period. The fair value of this liability is reviewed at each reporting period.

2.21	Contingent assets and contingent liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows: (a) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in an explanatory note; (b) contingent liabilities are provisioned to the extent that the Company expects to disburse cash flows. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. Labor proceedings assessed as probable and possible losses are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (c) legal obligations are accounted for as payables.

2.22	Revenue recognition

The Group recognizes revenue when: (a) the amount of revenue can be reliably measured; (b) it is probable that future economic benefits will flow to the entity; and (c) when specific criteria has been met for each of the Group's sales. Revenue is the net product of sales, after tax deductions, discounts and sales returns.

(a)	Sale of products

The recognition of revenue for domestic and export sales is based on the following principles:

(i)
Pulp - domestic market: sales are mainly made on credit, payable in a maximum period of 30 days. Revenue is recognized when the customer receives the product, whether on the carrier's premises (Free On Board (FOB) - Incoterm) or on its own premises (Cost, Insurance and Freight (CIF) - Incoterm).

(ii)
Pulp - export market: export orders are normally supplied from own or third party warehouses located near strategic markets. In general, these sales are recognized when they are delivered to the carrier or to the customer and the risks and benefits are transferred to the customer.

(iii)	Paper - domestic market: sales are made for cash or on credit (usually, 30, 60 or 90 days). Revenue recognition is consistent with that applied to pulp sales.

(iv)
Paper - export market: export orders are normally supplied from own or third party warehouses located near strategic markets. Revenue and associated costs are recognized when the products are delivered to the carrier and the risks and benefits are transferred to the customer. The terms CIF and FOB (Incoterms) determine the time of revenue recognition.

20 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(b)	Financial income

Financial income is recognized on the accrual basis, using the effective interest method, and to the extent that realization is expected.

2.23	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements at year-end based on the by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

2.24	Non-current assets held for sale and discontinued operations result

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group of assets), and an active program to locate a buyer and a complete plan must have been initiated. Further, the asset (or disposal group of assets) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to qualify for recognition as a completed sale within one year from the date of classification.

The Company measures the asset held for sale at the lower of its carrying amount and fair value less costs to sell or, when classified as held for distribution to owners, at the lower of its carrying amount and fair value less costs to sell.

The depreciation of an asset (or group of assets) stops when it is classifies as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

The effects on the statement of income and the cash flow statement from the discontinued operations are presented separately from the continuing operations, including the related income taxes and any impairment expense, if applicable. The operating, investing and financing cash flows related to the discontinued operations are presented in Note 34.

2.25	Standards, amendments and interpretations of existing standards that are not yet effective

(a)	Standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Company

.
IFRS 9, "Financial Instruments", issued in November 2009. This standard is the first step in the process to replace IAS 39, "Financial instruments: recognition and measurement". IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group 's accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption. It is not expected to have any impact on the financial statements.

21 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

.
It supersedes IAS 24, "Related Party Disclosures", issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted.

The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The group will apply the revised standard from January 1, 2011. When the revised standard is applied, the group and the parent will need to disclose any transactions between its subsidiaries and its associates. The group is currently putting systems in place to capture the necessary information. It is, therefore, not possible at this stage to disclose the impact, if any, of the revised standard on the related party disclosures.

.
"Classification of Rights Issues" (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The group will apply the amended standard from January 1, 2011.

.
IFRIC 19, "Extinguishing Financial Liabilities with Equity Instruments", effective July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The group will apply the interpretation from January 1, 2011. It is not expected to have any impact on the group or the parent entity's financial statements.

.
"Prepayments of a Minimum Funding Requirement" (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction". Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning January 1, 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented. The group will apply these amendments for the financial reporting period commencing on January 1, 2011.

(b)	Interpretations and amendments of existing standards that are not yet effective and not relevant for the Company's operations

Below is a list of standards/interpretations that have been issued and are effective for periods after January 1, 2011:

.	IFRS 9 "Financial Instruments".

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

.	Amendment to IAS 32 "Classification of Rights Issues".
.	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments".
.	IAS 24 "Extinguishing Financial Liabilities with Equity Instruments".
.	Amendments to IFRIC 14, IAS 19 "Prepayments of a Minimum Funding Requirement".

3	First-time Adoption of IFRS

3.1	Basis of transition to IFRS

3.1.1	Application of IFRS 1

The process of convergence of Brazilian Accounting Standards ("BR GAAP") with the IFRS was implemented in two stages: (a) released and adopted in 2008, upon issuance of the new Brazilian Accounting Standards issued by the Brazilian Accounting Pronouncements Committee ("CPCs") of CPC 1 through 14 which were adopted by the Company in its financial statements for the year ended December 31, 2008; and (b) released in 2009 for adoption in 2010, upon issuance of CPC 15 through 41 and CPC 43 (except for CPC 34 - not yet issued).

The new accounting practices contained in CPC 15 through CPC 41 and CPC 43 were initially adopted by the Company in the financial year which commenced on January 1, 2010. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared under the new accounting practices. The full complement of CPC standards issued by the CPC is consistent with the IFRS as issued by the IASB.

In preparing these financial statements, pursuant to IFRS 1, the Company applied the relevant compulsory exceptions and certain voluntary exemptions.

3.1.2	Exemptions from retroactive application

As specified in IFRS 1, the Company adopted the following exemptions:

IFRS 3R ("Business Combinations") was applied as from January 1, 2009.

In relation to the other exemptions of IFRS 1, the following do not apply to the Company:

(a)	Insurance contracts - the insurance contracts of the Company are not within the scope of this standard.

(b)
Cost attributed to property, plant and equipment - property, plant and equipment are already being depreciated based on their useful lives, and management is of the opinion that there are no significant differences between the fair values and the net book values of property, plant and equipment.

(c)
Assets and liabilities of subsidiaries, jointly-owned subsidiaries and associates - the first-time adoption of the standards was applied concurrently and consistently by all the subsidiaries and associates.

(d)	Compound financial instruments - there were no operations involving these types of financial instruments.

(e)	Decommissioning liabilities included in the cost of property, plant and equipment - the Company does not have any such liabilities.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(f)	Financial assets and intangible assets accounted for pursuant to IFRIC 12 - "Concession Agreements" - the Company does not have concession agreements.

3.2	Summary of the changes in accounting standards and of the effects on the results of operations and shareholders' equity - reconciliation of prior BR GAAP and IFRS

The main changes in accounting practices upon the first-time adoption of these standards were as follows:

(a)	IFRS 3R - "Business Combination"

Pursuant to previous Brazilian GAAP, goodwill generated on the acquisition of Aracruz was recorded at the various stages of the transaction and represented the excess of the purchase price in relation to the underlying book value of Aracruz. In accordance with IFRS 3R, the date of acquisition is the date on which control was effectively obtained, taking into consideration the fair value of the identifiable assets acquired and liabilities assumed. There was a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. Considering that this was a step-up acquisition, all the transactions realized with the non-controlling shareholders after the control acquisition were recorded in "Other reserves", generating an adjustment of R$ 1,618,824 in the shareholders' equity.

As the business combination was recalculated at the date the Company obtained control, the fair value adjustments were depreciated from that date whereas based on the prior BR GAAP, depreciation was charged proportionally from each date an interest was acquired, generating an adjustment of R$ 241,876.

Whenever a business combination is carried out in steps, that is, a controlling equity interest is acquired in a legal entity in which the Company already held an equity interest, the accounting standards determines that the initial equity interest be revalued to fair value on the date of acquisition, with a corresponding entry to the statement of income as "Other operating income (expenses), net", generating a positive adjustment of R$ 1,378,924.

Additionally, the acquisition related costs that were capitalized under the prior BR GAAP, such as commissions and legal and underwriting expenses, were charged to "Other operating income (expenses), net", generating an adjustment of R$ 116,174.

The asset exchange transaction carried out between Fibria and International Paper in 2007 generated negative goodwill of R$ 1,781,000, which, in accordance with this standard, was deemed to be a gain from an advantageous purchase and was adjusted with a corresponding entry to shareholders' equity on the transition date.

The accounting impacts are further described in Note 33.

(b)	IFRS 8 - "Segment Information"

The Company discloses its financial information by operating segment (pulp and paper and geographic region).

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(c)	IAS 1 - "Presentation of Financial Statements"

The non-controlling interest is included as a component of shareholders' equity, and no longer as a specific item separate from shareholders' equity.

On the transition date, part of the Company's loans was reclassified to current liabilities, in the amount of R$ 2,737,835 due to non-compliance with certain loan covenants. However, in June 2009 the Company obtained a waiver and the amount was classified again as non-current liabilities.

(d)	IAS 41 - "Biological Assets"

Biological assets, consisting of growing forests, were remeasured at fair value, net of estimated selling costs, which was charged to "Other operating income (expenses), net". Previously, these assets were recorded at historical cost.

This fair value adjustment is depleted in accordance with the harvest and use of biological assets and recorded in the "Cost of sales".

(e)	IAS 12 - "Taxes on Profit"

Pursuant to prior BR GAAP, the Company recognized deferred tax assets to the extent that they were realizable over a maximum period of ten years. In accordance with IAS 12, assets are recorded to the extent it is probable that future taxable profits will be available against which such credits may be used, independent of the maximum period previously stipulated.

(f)	IAS 33 - "Earnings per Share"

Under prior BR GAAP earnings per share were determined based on the number of shares outstanding at the balance sheet date. The new standard requires, among other things, the presentation of basic and diluted earnings per share based on the weighted average number of shares outstanding in the period. The standard's focus is in the determination of the denominator in the calculation of earnings per share.

3.2.1	Reconciliation of shareholders' equity

	December 31, 2009	January 1, 2009

Shareholders' equity as originally presented under prior BR GAAP	10,034,028	4,132,993

Negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R) (Note 3.2(a))	1,781,000	1,781,000
Gain on remeasurement of the 12.35% equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 3.2(a))	1,378,924	-
Additional fair value amortization upon change in the criterion for determination of date of acquisition of controlling equity interest (IFRS 3R) (Note 3.2(a))	(241,876)	-
Other business combination effects (IFRS 3R) (Note 3.2(a))	(116,174)	-
Tax effects from business combination (IAS 12) (Notes 3.2(a) and (e))	58,094	-
Other reserve on Aracruz acquisition (IFRS 3R) (Note 3.1(a))	1,618,824	-
Fair value adjustment of biological assets (IAS 41) (Note 3.2(d))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 3.2(d))	(82,063)	-
Tax effect related to fair value of biological assets (IAS 12) (Notes 3.2(d) and (e))	(291,980)	(131,013)
Other	(16,368)	2

Shareholders' equity as reported under IFRS	15,075,419	6,184,388

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

3.2.2	Reconciliation of net income

December 31, 2009

Net income as originally presented under prior BR GAAP	1,218,296

Gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz ( IFRS 3R) (Note 3.2(a))	1,378,924
Additional fair value amortization upon change in the criterion for determination of date of acquisition of controlling equity interest (IFRS 3R) (Note 3.2(a))	(241,876)
Other business combination effects (IFRS 3R) (Note 3.2(a))	(116,174)
Tax effects from business combination (IAS 12) (Notes 3.2(a) and (e))	58,094
Fair value adjustment of biological assets (IAS 41) (Note 3.2(d))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 3.2(d))	(82,063)
Tax effect to fair value of biological assets (IAS 12) (Notes 3.2(d) and (e))	(160,967)
Other	(16,368)

Net income as reported under IFRS	2,589,470

3.3	Summary of the changes in accounting standards and of the effects on the results of operations and shareholders' equity - reconciliation of US GAAP and IFRS

A summary of the main differences between the US Generally Accepted Accounting Principles (US GAAP) and the IFRS which are applicable to the Company, as well as their effects on shareholders' equity and net income for the each reporting period, is presented below:

(a)	IAS 12 - "Income Taxes"

Pursuant to US GAAP, the Company recognized deferred tax liabilities related to the gain generated upon the exchange of assets with International Paper, in the amount of R$ 704,909, and to the gain on remeasurement of the original investment in Aracruz, when control was acquired, in the amount of R$ 404,386. In accordance with IAS 12, deferred income taxes related to these transactions are not recognized under IFRS since the reversal of these temporary differences are under the control of the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Additionally, under US GAAP the Company had recorded a deferred tax asset of R$ 108,045 related to the impairment provision related to the previous Aracruz' goodwill, which was reversed for IFRS.

(b)	IAS 41 - "Biological Assets"

Pursuant to US GAAP, the biological assets were recognized at cost and in accordance with IAS 41 are measured based on their fair value less cost to sell at the point of harvest.

This fair value adjustment is depleted in accordance with the harvest and use of biological assets and recorded in the "Cost of sales".

(c)	IAS 21 - "The Effects of Changes in Foreign Exchange Rates" and IFRS 3R - "Business Combination"

Ripasa S.A. Celulose e Papel ("Ripasa" or "Conpacel") and Fibria-MS's property, plant and equipment, were adjusted to fair value at the date they were acquired as per business combination. As the Company elected not apply IFRS 3R to its business combinations prior to the transition date, the corresponding adjustments were reversed for IFRS.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

Additionally, as the Company 's financial statements were presented in U.S. dollars and in accordance with the Accounting Standard Codification Topic 830, "Foreign Currency Matters", the non-monetary items were translated based on the historical rates during the period in which the Brazilian economy was considered hyper-inflationary, which is not the case for IFRS.

(d)	IAS 31 - "Interests in Joint Ventures"

The interest in jointly-controlled entities was recognized by the equity method under US GAAP, whereas for IFRS purpose the Company has applied the proportional consolidation method, to reflect its share of the assets and liabilities in our balance sheet and the share of income and expenses in our statement of income. This new accounting standard does not affect total shareholders' equity or net income.

(e)	IAS 1 - "Presentation of Financial Statements"

At the transition date, the Group was in default with respect to certain loan covenants, resulting in the corresponding debt being payable on demand. In accordance with IAS 1, the long-term portion of these loans was reclassified as a current liability, in the amount of R$ 2,737,835. During 2009, the Company obtained a waiver and renegotiated the covenants allowing the long-term portion of these loans to be again classified as long term liabilities.

Additionally, the Company used to present its prior financial statements and footnotes using a presentation currency of the US$ and it was changed to real.

(f)	IFRS 3R - "Business Combination"

Pursuant to US GAAP, goodwill generated on the acquisitions of Aracruz and Ripasa was recorded based on the business combination in 2001 and 2004, respectively. As the Company has opted to apply the IFRS exemptions, the business combinations prior to the transition date were maintained based on the amounts recorded in accordance with the prior BR GAAP. Consequently, the goodwill recorded for US GAAP purpose were reversed, in the amount of R$ 80,962 and R$ 167,760, respectively.

Additionally, as the amount of the initial investment in Aracruz recorded for US GAAP purpose was different from the prior BR GAAP, in the amount of R$ 82,955 as of January 1, 2009, the gain generated when the Company acquired control of Aracruz, was also different and, has been adjusted for IFRS purpose generating a difference of R$ 189,555 for the year ended December 31, 2009.

3.3.1	Reconciliation of shareholders' equity

	December 31, 2009	January 1, 2009

Shareholders' equity as originally presented under US GAAP	13,678,223	5,901,793

Tax effects on negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R) (Note 3.3(a))	704,909	704,909
Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 3.3(a))	404,386	-
Difference in Ripasa goodwill (IFRS 3R) (Note 3.3(f))	167,760	167,760
Difference in Aracruz goodwill (IFRS 3R) (Note 3.3(f))	-	80,962
Tax effect on impairment provision of the Aracruz goodwill (IFRS 3R) (Note 3.3(a))	-	(108,045)
Difference in non-monetary assets (IAS 21) (Note 3.3(c))	(662,521)	(716,767)
Difference on gain on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IFRS 3R) (Note 3.3(f))	189,555	-
Difference on the equity interest in Aracruz (Note 3.3(f))	-	(82,955)
Fair value adjustment of biological assets (IAS 41) (Note 3.3(b))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 3.3(b))	(82,063)	-
Tax effect related to fair value of biological assets (IAS 12) (Note 3.3(b))	(291,980)	(131,013)
Other	14,140	(33,662)

Shareholders' equity as reported under IFRS	15,075,419	6,184,388

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

3.3.2	Reconciliation of net income

December 31, 2009

Net income as originally presented under US GAAP	1,684,987

Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 3.3(a))	404,386
Difference in non-monetary assets (IAS 21) (Note 3.3(c))	54,246
Difference on gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 3.3(f))	189,555
Fair value adjustment of biological assets (IAS 41) (Note 3.3(b))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 3.3(b))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Note 3.3(b))	(160,967)
Other	(52,278)

Net income as reported under IFRS	2,589,470

4	Critical Accounting Estimates and Assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the book values of assets and liabilities within the next financial year are addressed below.

(a)	Business combinations and impairments

In a business combination, the identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of this equity or at the relevant portion of fair value of the company's net identifiable assets. The measurement of these assets and liabilities, on the acquisition date, is subjected to its recoverability analysis, including estimate future cash flows, fair value, credit risk and others, and it could be significant different from actual results.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The Company tests annually, or in a shorter period when there is any evidence, whether goodwill has suffered any impairment (Note 2.16). The recoverable amounts of CGU have been determined based on value-in-use calculations, which calculations require the use of estimates (Note 18.1).

(b)	Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

(c)	Benefits to employees

The present value of the health care plan obligations depends on a number of factors that are determined on an actuarial basis using various assumptions. The assumptions used in determining the net expense (income) for actuarial obligations includes the discount rate.

The provision for share-based compensation is recorded at the fair value of the option, which is calculated by the Company based on the Binomial-Trinomial Tree ("BTT") model.

Any changes in the assumptions used to calculate these obligations would impact the recorded fair value at the balance sheet date.

(d)	Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

A sensitivity analysis of the financial instruments, considering a probable changed in market variables, and deterioration of 25% and 50% on the probable scenario, is disclosed in Note 5.4.

(e)	Biological assets

Any changes in these assumptions used, as the sales price, cubic volume of wood and/or the annual average harvest for each region would change the discounted cash flow result and, consequently cause the appreciation or devaluation of these assets.

(f)	Revenue recognition and accounts receivable

The Company recognizes revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of tax deductions, discounts and sales returns.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

(g)	Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which identifiable future cash flows are accumulated. The Company adjusts the net book value of its underlying assets if the sum of the expected future cash flows is less than the book value. These reviews to date have not indicated the need to recognize any impairment.

(h)	Contingent liabilities

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management's evaluation and on the advice of internal and external legal counsel, and are subjected to a high level of judgment.

5	Financial Risk Management

5.1	Financial risk factors

The Group's activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of the Group's sales are denominated in U.S. dollars, while its costs are predominantly incurred in reais. Accordingly, there is a currency mismatch between the Group's costs and revenues.

The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. In this context, derivatives are used for hedging purposes as follows: (a) cash flow hedge against currency mismatching, (b) debt repayment hedge against interest and exchange rate volatility, and (c) volatility in the price of pulp or other risk factors.

Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. The risk control is performed by an independent area, which reports directly to the CEO and identifies measures and analyzes any divergence from the policies. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

Policy on the use of derivative financial instruments

On October 21, 2010 the Company's Board of Directors approved the annual revision of the Market Risks Management Policy and Cash Management Policy which regulate the use of derivative financial instruments. The Market Risks Management Policy requires every contracted derivative to be matched to an underlying asset derived from operating transactions, the volume of commodities or debt and its related index. Accordingly, derivative transactions are only permitted if linked to an effective exposure (hedge), and leveraging financial instruments are not allowed.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the U.S. dollar.

The Company's financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in the U.S. dollars:

	2010	2009	January 1, 2009

Assets in foreign currency
Cash and cash equivalents	353,957	-	85,610
Derivative instruments	132,972	5,122	-
Trade accounts receivable	942,916	921,231	235,428

	1,429,845	926,353	321,038

Liabilities in foreign currency
Loans and financing	8,214,266	8,901,303	5,111,393
Suppliers	27,734	15,387	51,963
Derivative instruments	-	-	250,165

	8,242,000	8,916,690	5,413,521

Asset (liability) exposure	(6,812,155)	(7,990,337)	(5,092,483)

The Company calculates its net exposure to each risk factor. When a risk factor refers to the U.S. dollar or euro, maximum hedge limits are determined for up to 12 months. In the case of terms from 12 months to 24 months, there must be previous approval from the Company's Executive Board, as advised by the Financial Committee. Proposed operations with terms over 24 months require prior approval from the Board of Directors.

The Company's exposure to foreign currency generates market risks associated to the U.S. dollar exchange variations. Liabilities in foreign currency include loans obtained, mainly, in U.S. dollars. The majority of the Company's sales abroad are denominated in U.S. dollars, while the sales of pulp in Brazil are in reais, however they closely related to the U.S. dollar. Accordingly, the Company's liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The Company's exposure to foreign currency analysis considers the U.S. dollars future cash flow, including export sales, cost of sales, debt, derivative instruments and cash. The net exposure forecast is as follows:

Net exposure - next 12 months (unaudited)	Thousands of U.S. dollars

January	160,846
February	243,862
March	243,958
April	193,129
May	141,214
June	181,951
July	177,465
August	187,653
September	177,401
October	179,904
November	164,616
December	234,541

(ii)	Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest rate risk arises from long-term loans. Loans issued at variable rates expose the Group to cash flow interest rate risk. Loans issued at fixed rates expose the Group to fair value interest rate risk.

The Group's policy on the use of derivatives establishes that, in relation to interest rate risk, operations with terms and amounts compatible with the corresponding debt may be carried out. The Company must maintain at least 25% of its debt subject to fixed interest rates.

The Group manages its cash flow interest rate risk by using variable-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting loans from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other counterparties to exchange, at specified intervals (primarily quarterly), the difference between fixed contracted rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

(iii)	Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, producers' inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is addressed in various ways. The Company has a specialized team, which continuously monitors the price of pulp and analyzes future trends, adjusting the Group's estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are insufficient derivative operations available to hedge this commodity available in the market to mitigate all the risks to the Group's operations. Pulp price derivatives available in the market are characterized by their low liquidity and are highly sensitive to market variables.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

All derivative instruments to hedge against the fluctuation of the pulp price, should have a maximum maturity term of 12 months, under extreme market condition (stress scenario) do not represent more than 10% of the Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA"), and should be approved by the Executive Board under the Financial Committee guidance. If the instrument does not comply with these conditions, it should be approved only by the Board of Directors. Currently, the Company has no derivative to hedge against the fluctuation of the pulp price.

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash equivalents, derivative financial instruments, bank deposits, Bank Deposit Certificates (CDBs), Bank Deposit Receipts (RDB), Fixed Income Box, repurchase transactions, letters of credit, Expected Credit Exposure (ECE), insurance companies and others. In the case of banks and financial institutions, the Group is subject to credit risk with counterparties (Note 7).

In the case of credit risk arising from customer credit exposure, the Group assesses the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected losses on the collection of trade accounts receivable and is charged to "Selling expenses" (Note 11).

The Group performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to protect the Group's interests. Additionally, most of the export sales to the United States, Europe and Asia are protected by letters of credit and credit insurance.

As regards the risk of private credit concentration, the Group adopts the policy of working with private issuers which have, at least, been assessed by one of the following rating agencies: Fitch, Moodys or Standard & Poors. The minimum rating required for the counterparties is "AA-" (at the local level) or "A" (at the global level), both with a stable and positive perspective, or equivalent. No private issuer holds, individually, more than 20% of the Group's total cash, more than the equivalent of 10% of the counterparty's latest available shareholders' equity balance, or more than 15% of the Company's latest available shareholders' equity balance.

(c)	Liquidity risk

As regards liquidity risk, the Company's policy is to maintain cash and financial investments of, at least, the aggregate amount corresponding to estimated payments of financial and operating expenses for the next three months.

All derivatives are contracted in the over-the-counter market and do not require guarantee margin deposits. The financial investments predominantly have immediate liquidity and maturities not exceeding 185 days.

The table below analyzes the Group's non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

33 of 87

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2010 (*)
Loans and financing	(619,495)	(603,556)	(2,881,487)	(6,453,470)
Finance lease liabilities (Note 20)	(4,189)	(13,260)	(6,000)	-
Derivative instruments	90,790	-	2,296	39,886
Payable - Aracruz acquisition	(1,440,676)	-	-	-
Trade and other payables	(582,787)	(21,409)	(14,516)	(39,840)

	(2,556,357)	(638,225)	(2,899,707)	(6,453,424)

At December 31, 2009 (*)
Loans and financing	(1,769,909)	(682,978)	(4,055,372)	(4,714,939)
Finance lease liabilities (Note 20)	(20,347)	(18,719)	(39,133)
Derivative instruments	5,122	-	-	-
Payable - Aracruz acquisition	(2,430,289)	(1,253,890)	-	-
Trade and other payables	(437,946)	(49,759)	(14,519)	(49,057)

	(4,653,369)	(2,005,346)	(4,109,024)	(4,763,996)

At January 1, 2009 (*)
Loans and financing	(4,972,393)	(255,832)	(150,059)	(603,332)
Finance lease liabilities (Note 20)	(48,465)	(21,080)	(21,080)	-
Derivative instruments	(235,574)	(14,591)	-	-
Trade and other payables	(270,300)	-	-	-

	(5,526,732)	(291,503)	(171,139)	(603,332)

(*)
As the amounts included in the table are the contractual undiscounted cash flows, these amounts will not reconcile to the amounts disclosed on the balance sheet for loans, derivative financial instruments and trade and other payables.

5.2	Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital management in order to reduce the costs related to loans and financing in the structure of its own capital and that of third parties.

The Group monitors capital on the basis of a consolidated gearing ratio. This ratio is calculated as net debt divided by adjusted EBITDA, as defined. Net debt represents total loans, less cash and cash equivalents and marketable securities.

34 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The gearing ratios at December 31, 2010 and 2009 were as follows:

	Millions of reais

	2010	2009

Loans and financing (Note 20)	10,581	11,301
Payable - Aracruz acquisition	1,441	3,684

Less: cash and cash equivalents (Note 8)	431	645
Less (more): derivative instruments (Note 10)	133	5
Less: marketable securities (Note 9)	1,641	3,317

Net debt	9,817	11,018

Total Adjusted EBITDA (*)	2,749	1,697

Gearing ratio	3.6	6.5

The Company works continuously to improve its capital structure, through the reduction of the cost related to loans and the lengthening of maturity terms. The management of the debt reduction, the cash generation and the sales of assets during 2010 contributed to the reduction of the gearing ratio.

(*)	Adjusted EBITDA is reconciled to the book values as follows:

	Millions of reais

	2010	2009

Earnings before financial results and taxes on income	980	1,752
Depreciation, amortization and depletion (i)	1,534	1,558

EBITDA	2,514	3,310

Income before financial results, taxes on income and discontinued operations	120	120
Intangible asset amortization	83	83
Recoverable taxes provision (ii)	111	52
Change in fair values of biological assets	(92)	(552)

Fair value increase of equity interest held prior to acquisition of controlling interest in Aracruz	-	(1,379)
Others	13	63

	2,749	1,697

(i) Does not include amounts allocated to the finished goods.
(ii) Includes the impairment provision related to ICMS (Note 13) and to ICMS credit sold.

35 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

5.3	Fair value estimates

The book values of trade accounts receivable, less allowance for doubtful accounts, and of trade accounts payable, approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate.

The Company adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level based on the following fair value measurement hierarchy:

.	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

.	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

.	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

As of December 31, 2010 and 2009 the financial assets and liabilities included in the balance sheet at fair value were classified as Level 2 under the fair value measurement hierarchy, as follows:

	2010	2009

Assets
Held for trading
Derivatives instruments	132,972	5,122
Marketable securities	1,994,892	3,711,109

	2,127,864	3,716,231

Liabilities
Loans and financing	14,215,600	15,291,442

	14,215,600	15,291,442

5.4	Sensitivity analysis

In presenting the sensitivity analysis table for the financial instruments, the Company used market data for the calculation of the fair value of the operations. The probable scenario considered by the Company is the market scenario. The Possible and Remote Scenarios are presented pursuant to the requirements of Instruction 475/08 issued by the Brazilian Security Commission, based on a stress factor of 25% and 50% in relation to Probable scenario.

The tables below show the sensitivity analysis, as at December 31, 2010, for the fair value of the derivative instruments, loans and financing and marketable securities, considering two different scenarios, based on the probable increase of 2.63% in relation to the U.S. dollar and the probable decrease of 2.5% in the London Interbank Offered Rate ("LIBOR") interest rate.

36 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

	Impact of an appreciation of the U.S. dollar against the real on portfolios fair values

	Probable	Possible (25% )	Remote (50% )

Derivative instruments	(43,529)	(413,778)	(827,557)
Loans and financing	(217,025)	(2,062,977)	(4,125,955)
Marketable securities	9,284	88,259	176,518

	Impact of a decrease in LIBOR on portfolios fair values

	Probable	Possible (25% )	Remote (50% )

Derivative instruments	(104)	(1,044)	(2,098)

The fair value of the loans and financing and the marketable securities are not expected to be significantly impacted by the LIBOR decrease.

The sensitivity analysis, considered a change of 8.68% in the average pulp price, considered to be a possible percentage variation, calculated based on the historical volatility on the pulp price listing (FOEXBHKP Index - Bloomberg source) for the last ten years. If all the other variable are held constant, a change of 8.68% in the average pulp price would result in a 7.34% change in "Net revenue".

The analysis which follows shows the effect on the statement of income and shareholders' equity from changes in risk variables.

Management believes that a reasonably possible scenario would include an appreciation of the U.S. dollar, as disclosed in the Focus bulletin of the Brazilian Central Bank of January 1, 2011 and a reduction in the pulp price of 8.68% over a three-month period. The other risk factors were considered not to have a significant effect on the results of the financial instruments.

Instruments denominated in foreign currency (U.S. dollars)	Scenario	Income (expense)

Loans and financing	Appreciation of 2.63% of the U.S. dollar Ptax rate at December 31, 2010 - from R$ 1.6662 to R$ 1.71	(217,025)
Cash, cash equivalents and marketable securities		9,284
Derivative instruments		(43,529)
Trade accounts receivable		24,787
Trade payables		(729)
Net pulp revenue	Decrease of 8.68% in the pulp price	(461,639)

		(688,851)

6	Financial Instruments by Category

The Company's financial instruments by category are presented below:

37 of 87

	2010	2009	January 1, 2009

Assets as per balance sheet
Cash and cash equivalents and loans and receivables
Cash and cash equivalents	431,463	645,479	157,995
Held to maturity	-	161,663	-
Trade receivables	1,138,176	1,167,151	438,174
Other	260,933	374,866	150,663

	1,830,572	2,349,159	746,832

At fair value
Derivative instruments	132,972	5,122	-
Held for trading	1,640,935	3,155,679	728,958

	1,773,907	3,160,801	728,958

Liabilities
Other financial liabilities:
Loans and financing	10,581,457	11,301,396	6,072,241
Payable - Aracruz acquisition	1,440,676	3,684,179	-
Trade and other payables	736,407	625,998	317,153

	12,758,540	15,611,573	6,389,394

At fair value
Derivative instruments	-	-	250,165

7	Credit Quality of Financial Assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates. As regards credit quality of counterparties that are financial institutions, in cases such as cash and derivative instruments, the lowest rating of the counterparty disclosed by the three main international agencies (Moody's, Fitch and Standard & Poors) is considered, in accordance with the internal policy of market risk management:

38 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

	2010	2009	January 1, 2009
			(Unaudited)

Trade accounts receivable
Counterparties with external credit rating (S&P - Standard Poor's and D&B - Dun & Bradstreet)
S&P - AA-	111,476	54,801	6,287
S&P - A	170,821	156,191	12,525
S&P - BBB	42,429	31,297	10,447
S&P - BB	83,109	75,604	3,444
D&B - 3	16,521	6,339	1,847

Counterparties without external credit rating
A - Low risk	194,384	162,524	86,575
B - Average risk	335,336	635,744	133,844
C - Average/high risk	240,214	67,637	168,665
D - High bankruptcy risk	-	16,752	28,792

Total trade accounts receivable (Note 11)	1,194,290	1,206,889	452,426

Cash and cash equivalents and marketable securities
brAAA	1,535,070	3,387,484	418,482
brAA+	378,439	508,484	161,190
brAA	-	-	1,432
brAA-	45,719	-	95,302
brA+	-	-	1,305
brA	-	-	53,992
brA-	-	-	2,869
AA+	-	-	1
A+	-	-	82
A	61,649	-	1,684
A-	23,342	-	-
Other (*)	28,179	66,853	150,614

Total cash and cash equivalents and marketable securities (Notes 8 and 9)	2,072,398	3,962,821	886,953

Derivative instruments
brAAA	68,986	23,964	(197,361)
brAA+	52,094	(19,982)	(19,092)
AA-	5,870	-	(33,712)
A+	5,764	-	-
A	258	1,140	-

Total derivative instruments (Note 10)	132,972	5,122	(250,165)

(*)	Includes counterparties without external credit rating.

The risk rating regarding our counterparties is as follows (unaudited) (*):

Counterpart	Fitch	Moody's	S&P

Banco ABC Brasil S.A.	AA-(bra)	Aa1.br	-
Banco Alfa de Investimento S.A.	AA-(bra)	Aaa.br	-
Banco BNP Paribas Brasil	-	-	brAAA
Banco Bradesco S.A.	AAA(bra)	Aaa.br	brAAA
Banco Citibank S.A.	-	-	brAAA
Banco do Brasil S.A.	AA+(bra)	Aaa.br	-
Banco Itaú BBA	AAA(bra)	Aaa.br	brAAA
Banco Safra S.A.	AA+(bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA(bra)	Aaa.br	brAAA
Banco Standard de Investimentos S.A.	AA+(bra)	-	-
Banco Volkswagen SA	-	-	brAAA
Banco Votorantim S.A.	AA+(bra)	Aaa.br	brAA+
Bank of America	A+	A2	A
Barclays	AA-	A1	A+
BES Investimento do Brasil S.A.	-	Aaa.br	brAAA
BNP Paribas	AA-	Aa2	AA
Caixa Econômica Federal	AA+(bra)	Aaa.br	-
Citigroup Inc.	A+	A3	A
Credit Suisse Group AG	AA-	Aa2	A
Deutsche Bank	AA-	Aa3	A+
Goldman Sachs Group Inc./The	A+	A1	A
HSBC Bank Brasil S.A.	-	Aaa.br	-
JPMorgan Chase Bank NA	AA-	Aa1	AA-
Lloyds Banking Group PLC	AA-	A1	A
Morgan Stanley	A	A2	A
Royal Bank of Scotland Group PLC	AA-	A1	A

(*)	Rating at the global level. Source: Bloomberg, Moody's, S&P and Fitch.

39 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The internal risk rating regarding customers is as follows:

.	A - Low risk - customer covered by credit insurance, with guarantee, solid financial position, with no market restrictions and with no historical default.

.	B - Average risk - customer with solid financial position, with no market restrictions and with no default history.

.	C - Average/high risk - customer with reasonable financial position, with moderate market restrictions and low default history.

.	D - High bankruptcy risk - customer with low financial position, with moderate through high market restrictions and unsatisfactory default history with the Company.

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

8	Cash and Cash Equivalents

	Average yield - %	2010	2009	January 1, 2009

Cash and banks		77,506	251,712	72,385
Cash equivalents
In reais
Bank Deposit Certificates (CDB)	101.1 of CDI	-	393,767	-
Foreign currency
Fixed-term deposits	0.33 p.a.	353,957	-	85,610

Cash and cash equivalents		431,463	645,479	157,995

CDB are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption.

9	Marketable Securities

Marketable securities included financial assets classified as held for trading, held to maturity and loans and receivables, in reais, as follows:

	2010	2009	January 1, 2009

Government securities and committed debentures	627,052	382,862	-
Private securities and committed debentures	1,013,883	2,934,480	728,958

	1,640,935	3,317,342	728,958

Current	1,640,935	3,251,903	728,178
Non-current	-	65,439	780

40 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The private securities are mainly related to short-term investments in CDB and average earnings linked to the variation of the Interbank Deposit Certificate (CDI). The government securities are related to National Treasury Bill and Notes. The average remuneration of marketable securities at December 31, 2010 equates to 101.5% of the CDI.

10	Derivative Instruments

The table below presents the outstanding derivative instruments, classified by maturity, counterparty, notional value and fair value.

		2010		2009		January 1, 2009

Maturity	Counterparty	Notional - thousands of U.S. dollars	Fair value	Notional - thousands of U.S. dollars	Fair value	Notional - thousands of U.S. dollars	Fair value

Target forward
September 2009	Various	-	-	-	-	126,000	(157,115)
Swap double indexed
January 2009	HSBC	-	-	-	-	6,000	338
Swap NCE
December 2009	Unibanco	-	-	-	-	150,000	(74,989)
Swap with strikes (call - sale)
December 2009	ING	-	-	-	-	37,050	(9,451)
January 2010	B. Espírito Santo	-	-	20,000	-
February 2010	B. Espírito Santo	-	-	20,000	(71)	-	-
April 2010	Itaú	-	-	25,000	(215)	-	-
may 2010	Itaú	-	-	25,000	(349)	-	-
January 2014	Citibank	45,000	17,201	45,000	7,729	45,000	6,280
Swap quarterly LIBOR x fixed
February 2014	Morgan Stanley	153,171	(6,138)	200,300	(2,756)	-	-
February 2014	Goldman Sachs	76,700	(3,202)	100,300	(1,431)	-	-
July 2014	Goldman Sachs	87,500	(5,565)	87,500	(2,078)	-	-
Swap LIBOR x CDI
March 2010	JP Morgan	-	-	50,000	(18,202)	50,000	7,842
Swap DI x US$
September 2018	Safra	246,612	39,886	-	-	-	-
November 2009	Itaú	-	-	-	-	100,000	4,171
December 2013	HSBC	-	-	37,000	9,023	5,558	(1,377)
Swap TJLP x US$
October 2010	Citibank	-	-	-	-	20,995	(6,773)
Non-Deliverable Forward				-	-	-	-
January 2010	BNP Paribas	-	-	9,000	236	-	-
January 2010	HSBC	-	-	10,500	1,684	-	-
January 2010	Standard Bank	-	-	6,000	603	-	-
January 2010	Votorantim	-	-	24,000	2,029	24,000	(19,091)
February 2010	HSBC	-	-	32,000	2,160	-	-
March 2010	BNP Paribas	-	-	5,000	58	-	-
March 2010	Itaú	-	-	14,000	90	-	-
March 2010	Standard Bank	-	-	4,000	639	-	-
April 2010	BNP Paribas	-	-	1,500	43	-	-
April 2010	HSBC	-	-	6,000	625	-	-
April 2010	Itaú	-	-	28,000	284	-	-
May 2010	Barclays	-	-	2,000	208	-	-
May 2010	HSBC	-	-	15,000	109	-	-
May 2010	Itaú	-	-	6,000	96	-	-
May 2010	Standard Bank	-	-	2,700	299	-	-
June 2010	Barclays	-	-	3,000	308	-	-
June 2010	BNP Paribas	-	-	15,000	140	-	-
June 2010	HSBC	-	-	1,400	149	-	-
June 2010	Itaú	-	-	4,000	54	-	-
July 2010	BNP Paribas	-	-	1,000	29	-	-
July 2010	HSBC	-	-	16,000	412	-	-
July 2010	Itaú	-	-	5,700	245	-	-
August 2010	BNP Paribas	-	-	8,000	141	-	-
August 2010	HSBC	-	-	3,000	297	-	-
August 2010	Itaú	-	-	8,000	44	-	-
August 2010	Standard Bank	-	-	1,700	181	-	-
September 2010	BNP Paribas	-	-	1,000	28	-	-
September 2010	HSBC	-	-	3,000	294	-	-
September 2010	Standard Bank	-	-	1,700	176	-	-
October 2010	Barclays	-	-	3,000	297	-	-
October 2010	BNP Paribas	-	-	15,000	169	-	-
October 2010	Itaú	-	-	2,700	201	-	-
November 2010	BNP Paribas	-	-	1,000	27	-	-
November 2010	HSBC	-	-	4,700	464	-	-
December 2010	HSBC	-	-	3,000	292	-	-

41 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

		2010		2009		January 1, 2009

Maturity	Counterparty	Notional - thousands of U.S. dollars	Fair value	Notional - thousands of U.S. dollars	Fair value	Notional - thousands of U.S. dollars	Fair value

December 2010	Itaú	-	-	2,700	361	-	-
January 2011	B. Espírito Santo	8,000	1,806	-	-	-	-
January 2011	Bank of America	26,000	4,643	-	-	-	-
January 2011	BNP Paribas	9,000	1,669	-	-	-	-
January 2011	Goldman Sachs	5,000	377	-	-	-	-
January 2011	HSBC	28,328	4,153	-	-	-	-
January 2011	Itaú	15,000	909	-	-	-	-
January 2011	Santander	18,700	1,939	-	-	-	-
January 2011	Standard Bank	5,000	1,576	-	-	-	-
February 2011	B. Espírito Santo	8,000	2,316	-	-	-	-
February 2011	Bank of America	14,250	4,030	-	-	-	-
February 2011	BNP Paribas	6,500	2,153	-	-	-	-
February 2011	Citibank	5,000	389	-	-	-	-
February 2011	Deutsche	5,000	379	-	-	-	-
February 2011	Goldman Sachs	17,000	1,450	-	-	-	-
February 2011	HSBC	13,127	1,561	-	-	-	-
February 2011	Itaú	4,500	271	-	-	-	-
February 2011	Santander	17,000	2,712	-	-	-	-
March 2011	B. Espírito Santo	7,000	1,745	-	-	-	-
March 2011	Bank of America	17,500	4,460	-	-	-	-
March 2011	BNP Paribas	11,000	957	-	-	-	-
March 2011	Deutsche	15,000	1,145	-	-	-	-
March 2011	Goldman Sachs	7,000	394	-	-	-	-
March 2011	HSBC	9,376	2,534	-	-	-	-
March 2011	Itaú	8,500	933	-	-	-	-
March 2011	Standard Bank	7,000	2,231	-	-	-	-
April 2011	B. Espírito Santo	7,000	1,756	-	-	-	-
April 2011	Bank of America	4,200	230	-	-	-	-
April 2011	BNP Paribas	21,250	5,740	-	-	-	-
April 2011	Goldman Sachs	11,200	701	-	-	-	-
April 2011	HSBC	6,450	445	-	-	-	-
April 2011	Itaú	3,000	462	-	-	-	-
April 2011	JP Morgan	4,500	258	-	-	-	-
April 2011	Santander	2,250	149	-	-	-	-
April 2011	Standard Bank	14,000	4,428	-	-	-	-
May 2011	B. Espírito Santo	5,000	765	-	-	-	-
May 2011	BNP Paribas	18,000	1,771	-	-	-	-
May 2011	Deutsche	15,200	969	-	-	-	-
May 2011	Goldman Sachs	7,000	627	-	-	-	-
May 2011	HSBC	3,500	324	-	-	-	-
May 2011	Itaú	10,000	1,678	-	-	-	-
May 2011	Santander	4,200	302	-	-	-	-
June 2011	Bank of America	8,400	497	-	-	-	-
June 2011	BNP Paribas	4,000	657	-	-	-	-
June 2011	Deutsche	11,000	656	-	-	-	-
June 2011	Goldman Sachs	9,200	656	-	-	-	-
June 2011	Itaú	6,000	909	-	-	-	-
June 2011	Santander	10,000	1,656	-	-	-	-
June 2011	Standard Bank	10,200	565	-	-	-	-
July 2011	B. Espírito Santo	8,400	490	-	-	-	-
July 2011	BNP Paribas	9,000	785	-	-	-	-
July 2011	Deutsche	3,000	141	-	-	-	-
July 2011	Goldman Sachs	8,000	483	-	-	-	-
July 2011	Itaú	20,000	2,834	-	-	-	-
July 2011	Santander	4,000	653	-	-	-	-
July 2011	Standard Bank	7,000	406	-	-	-	-
August 2011	Bank of America	8,200	499	-	-	-	-
August 2011	BNP Paribas	13,000	1,032	-	-	-	-
August 2011	Deutsche	11,000	654	-	-	-	-
August 2011	HSBC	22,200	1,682	-	-	-	-
August 2011	Standard Bank	8,000	480	-	-	-	-
September 2011	B. Espírito Santo	4,200	222	-	-	-	-
September 2011	Bank of America	10,000	586	-	-	-	-
September 2011	BNP Paribas	7,000	559	-	-	-	-
September 2011	Deutsche	16,000	1,073	-	-	-	-
September 2011	HSBC	9,200	659	-	-	-	-
September 2011	Standard Bank	4,000	182	-	-	-	-
October 2011	Bank of America	9,000	551	-	-	-	-
October 2011	Citibank	4,000	212	-	-	-	-
October 2011	Deutsche	9,000	535	-	-	-	-
October 2011	Standard Bank	16,200	861	-	-	-	-
November 2011	Bank of America	10,000	592	-	-	-	-
November 2011	Standard Bank	21,200	1,123	-	-	-	-
December 2011	Deutsche	5,000	212	-	-	-	-
December 2011	Standard Bank	7,200	351	-	-	-	-

			132,972		5,122		(250,165)

Current			80,502		5,122		(235,574)
Non-current			52,470		-		(14,591)

42 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

All operations are over-the-counter and registered at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). All NDF correspond to U.S. dollar sales.

The following tables present the same derivatives, segregated by type, the receivable or payable status of operations (for swap contracts), the hedge strategy adopted by the Company, and the schedule of potential disbursements and receipts of the contracts.

Description by type of derivative

	Reference value (notional) - in currency of origin					Fair value

Type of derivative	2010	2009	January 1, 2009	2010	2009	January 1, 2009

NDF (US$)	737,131	272,000	24,000	90,790	13,472	(19,091)
Call (US$)	-	90,000	150,000	-	(635)	(74,989)
Target forward (US$)	-	-	126,000	-	-	(157,115)
Swap JPY x US$ (JPY)	4,754,615	4,754,615	4,754,615	17,201	7,729	6,280
Swap LIBOR x DI (US$)	-	50,000	50,000	-	(18,202)	7,842
Swap DI x US$ (US$)	246,612	37,000	5,558	39,886	9,023	(1,377)
Swap US$ x DI (US$)	-	-	100,000	-	-	4,171
Swap LIBOR x Fixed (US$)	317,371	388,100	-	(14,905)	(6,265)	-
Swap TJLP x US$ (US$)	-	-	20,995	-	-	(6,773)
Swap with strikes (US$)	-	-	37,050	-	-	(9,451)
Swap double indexed	-	-	6,000	-	-	338

				132,972	5,122	(250,165)

Below is a summary of the open contracts by receivable or payable status and by type of contract:

	Reference value (notional) - in currency of origin					Fair value

Type of derivative	2010	2009	January 1, 2009	2010	2009	January 1, 2009

Future contracts
Cash flow hedge (US$)	737,131	272,000	24,000	90,790	13,472	(19,091)

Swap contracts
Dollar receivable status (US$)	-	50,000	100,000	-	-	-
CDI payable status (BRL)	-	103,000	156,000	-	-	-
CDI receivable status(BRL)	421,707	77,300	11,611	-	-	-
Dollar payable status (US$)	291,612	82,000	71,553	-	-	-
Yen receivable status (JPY)	4,754,615	4,754,615	4,754,615	-	-	-
TJLP receivable status (BRL)			40,952	-	-	-
Position in interest (US$)	317,371	388,100	50,000	-	-	-
Position in double indexed (US$)	-	-	6,000	-	-	-
Swap with strikes (US$)	-	-	37,050	-	-	-

Total swap contracts				42,182	(7,715)	1,030

Target forward	-	-	126,000	-	-	(157,115)
Call options	-	90,000	150,000	-	(635)	(74,989)

				132,972	5,122	(250,165)

43 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

Below is a summary of the fair value and the net value by hedging strategy:

	Fair value				Value paid or received

Type of derivative	2010	2009	January 1, 2009	2010	2009	January 1, 2009

Exchange rate hedge
Cash flow hedge	90,790	12,837	(260,646)	44,994	3,664	146,347
Debt hedge	57,087	(1,450)	10,481	(20,553)	(12,008)	27,328

Interest rate hedge
Debt hedge	(14,905)	(6,265)	-	(9,590)	(1,764)	(49,445)

	132,972	5,122	(250,165)	14,851	(10,108)	124,230

The potential disbursement and receipt schedules for fair values are:

	Exchange flow Hedge	Exchange debt hedge	Interest rate hedge	Total

2011	90,790	(1,195)	(9,093)	80,502
2012	-	(1,447)	(4,844)	(6,291)
2013	-	(1,352)	(938)	(2,290)
2014	-	23,438	(30)	23,408
2015	-	3,009	-	3,009
2016	-	3,907	-	3,907
2017	-	14,312	-	14,312
2018	-	16,415	-	16,415

	90,790	57,087	(14,905)	132,972

The fair value does not represent the cash required immediately to settle each contract, as such amounts are only disbursed on the date of the contractual verification or maturity of each transaction, when the result will be determined, in accordance with the prevailing market conditions. The outstanding contracts at December 31, 2010 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP.

The following is a description of the types of derivatives and the underlying instruments that are being hedged.

(a)	Non-Deliverable Forwards (NDF)

The Company entered into U.S. dollar forwards in order to hedge part of its future export revenue, with high probability of occurrence, against a devaluation of the real against the U.S. dollar.

(b)	Conventional LIBOR vs. fixed rate swap

The Company has conventional swaps positions of quarterly LIBOR versus fixed rate with the objective of hedging debt subject to LIBOR against any increase in LIBOR.

(c)	Conventional Japanese yen versus U.S. dollar swap

The Company has conventional swaps positions of Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to debt as regards underlying amounts, maturity dates and cash flows.

44 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(d)	Conventional DI versus U.S. dollar swap

The Company has conventional swaps positions of Interbank Deposit ("DI") versus the U.S. dollar with the objective of tying the debt in reais, linked to DI, to a fixed debt in dollar. The swaps are matched to debt as regards underlying amounts, maturity dates and cash flows.

(e)	Fair value measurement of derivative instruments

The Company determines the fair value of its derivative agreements and recognizes that these may differ from the Mark-to-Market (MtM) amounts for early settlement. This difference might occur due to liquidity, spreads or counterparty interest in early settlement, among other aspects. Management believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts calculated by management are also compared with the MtM provided by the banks and with the data calculated by the independent financial advisors.

The methods used for the measurement of the fair value of the derivatives used by the Company for hedging operations consider methodologies commonly used in the market and which are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented below.

The methodology used to calculate the MtM and to recognize the risks adopted by the Company are defined in a manual developed by the Company's risk management area.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon for fixed yields in reais for each maturity date. The difference between the rate obtained in this manner and the contracted rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the fixed yields in reais.

Swap contracts - the present value of both the asset and liability are estimated through the discount of forecast cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

The Company does not MtM financial applications in BOX (cap and floor) operations, because the product offered by the financial institution is considered to be an interest instrument, with earnings tied to CDI, thereby not presenting any exchange risk to the Company.

The MtM related to the derivative instruments is classified as Level 2 as required by IFRS 7 (Note 5.3).

11	Trade Accounts Receivable

	2010	2009	January 1, 2009

Domestic customers	251,374	285,658	216,998
Export customers	942,916	921,231	235,428
Allowance for doubtful accounts	(56,114)	(39,738)	(14,252)

	1,138,176	1,167,151	438,174

Accounts receivable are not considered as financing and are initially recorded at fair value.

45 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

At December 31, 2010, trade accounts receivable of R$ 1,067,228 (December 31, 2009 - R$ 1,139,303; January 1, 2009 - R$ 424,593) were fully performing.

At December 31, 2010, trade accounts receivable of R$ 70,947 (December 31, 2009 - R$ 27,848; January 1, 2009 - R$ 13,581) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade accounts receivable is as follows:

2010

Up to two months	56,623
Two to six months	7,428
Over six months	6,897

70,948

At December 31, 2010, trade accounts receivable of R$ 56,114 (December 31, 2009 - R$ 39,738; January 1, 2009 - R$ 14,252) were impaired and overdue for more than six months and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery. A portion of the trade accounts receivable is expected to be recovered.

The Group's trade accounts receivable are denominated in the following currencies:

	2010	2009	January 1, 2009

Real	251,374	285,658	216,998
U.S. dollar	942,916	921,231	235,428

	1,194,290	1,206,889	452,426

Changes in the allowance for doubtful accounts are as follows:

	2010	2009

At January 1	(39,738)	(14,252)
Provision	(27,047)	(21,951)
Trade accounts receivable written off during the year as uncollectible	8,595	3,332
Exchange variation	270	2,146
Reclassification to assets held for sale	1,806	-
Acquisition of Aracruz interest	-	(9,013)

At December 31	(56,114)	(39,738)

Amounts charged to the allowance for doubtful accounts are generally written off when there is no expectation of recovering additional cash.

Other trade and other accounts receivable do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the book value of each class of receivable mentioned above.

46 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

12	Inventories

	2010	2009	January 1, 2009

Finished goods
At plant/warehouses	165,534	152,582	131,286
Outside Brazil	435,456	348,478	130,741
Work in process	30,688	23,768	32,648
Raw materials	260,187	203,658	87,255
Supplies	101,572	100,473	42,743
Imports in transit	14,422	4,885	17,554
Advances to suppliers	5,982	527	4,583

	1,013,841	834,371	446,810

13	Recoverable Taxes

	2010	2009	January 1, 2009

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	251,688	241,800	117,446
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	25,433	25,365	35,579
Recoverable ICMS and Excise Tax (IPI)	557,457	605,769	199,151
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	520,339	136,904	80,778
Provision for impairment on ICMS credits	(481,527)	(406,265)	(44,439)
Other	-	230	12

	873,390	603,803	388,527

Non-current	590,967	372,509	171,359

Current	282,423	231,294	217,168

The Group has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its activities are mostly directed at the exports market. Company management revised the perspectives for the realization of such credits and established a provision for the full amount in Mato Grosso do Sul unit due to the low probability of realization. The Company established a partial provision for the Espírito Santo unit reflecting the probability of realization, equivalent to 50% of the total amount.

In the year ended December 31, 2010, the Company accumulated PIS and COFINS credits on certain property, plant and equipment assets, in the Três Lagoas plant, amounting to R$ 309,058 and in the Jacarei and Piracicaba, amounting to R$ 47,272, which, for accounting purposes, were recorded at the present value of R$ 232,399 and R$ 37,216 respectively, in property, plant and equipment.

Based on the budget approved by the Company's management, substantially all the tax credits are expected to be realized by 2014.

47 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

	Amount	Percentage

In the next 12 months	271,274	38
In 2012	162,818	23
In 2013	149,471	21
In 2014	68,103	10
In 2015	37,446	5
In 2016	19,522	3

	708,634	100

PIS and COFINS related to property, plant and equipment (*)	164,756

	873,390

(*)	This credit was not included in the budget above, since it will be realized over the useful lives of the property, plant and equipment.

Changes in the provision for impairment of the Company's recoverable taxes are as follows:

	2010	2009

At January 1	(406,265)	(44,439)
Acquisition of the shareholding control - Aracruz	-	(315,394)
Provision for impairment of taxes recoverable	(95,262)	(46,432)
Reversal	20,000	-

At December 31	(481,527)	(406,265)

The provision and reversal of the provision for impaired on ICMS credits were recorded in the statement of income as "Cost of sales". Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14	Taxes on Income

The Company in Brazil is taxed based on its accounting income, as adjusted for tax purposes, and has calculated and recorded its taxes considering the statutory tax rates in effect at the financial statements date. Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (a) the effect of foreign exchange gains/losses (tax calculated on a cash basis for loans); (b) adjustment to fair value of derivative instruments; (c) non-deductible provisions; (d) investments in agribusiness activities; and (e) temporary differences arising from the adoption of the CPCs.

Deferred tax assets are recognized to the extent that it is probable future taxable profit will be available to offset temporary differences, based on projections of future results through internal assumptions and future economic scenarios, which may, therefore, suffer changes.

48 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

Credits related to tax losses and temporary differences are expected to be realized in accordance with the following schedule:

	Amount	Percentage

In the next 12 months	272,503	20
In 2012	157,262	12
In 2013	121,501	9
In 2014	120,384	9
In 2015	119,618	9
Between 2016 and 2018	261,245	20
Between 2019 and 2021	279,512	21

	1,332,025	100

In the next 12 months, the Company expects to realize R$ 120,849 related to deferred tax liabilities.

Changes in the net balance of the deferred income tax amounts are as follows:

	2010	2009

At January 1	308,124	573,617
Acquisition of subsidiary	-	779,469
Charges in the statement of income	(146,924)	(796,529)
Tax effect on discontinued operations (Note 34)	(38,384)	(47,960)
Tax effect on the business combination of Aracruz	-	(84,708)
Foreign exchange variation	(10,920)	(124,777)
Other	2,231	9,011

At December 31	109,665	308,124

Deferred tax assets	1,332,025	1,283,544

Deferred tax liabilities	(1,222,360)	(975,420)

(a)	Reconciliation of income tax and social contribution benefit (expense)

	2010	2009

Income before income tax and social contribution	615,939	3,323,564

Income tax and social contribution at statutory nominal rate - 34%	(209,419)	(1,130,012)

Reconciliation to effective expense

Equity in earnings (losses)	(2,492)	(385)
Reversal of social contribution credit on export profits (i)	82,922	-
Tax benefit from REFIS - Law 11941/09 (ii)	9,216	-
Difference in tax rates of foreign subsidiaries	180,699	7,177
Effect of tax benefit on Conpacel goodwill	(23,777)	23,777
Present value adjustment - Aracruz acquisition	(97,247)	(161,343)
Gain on remeasurement of initial Aracruz investment	-	469,072
Other	(27,199)	(35,475)

Income tax and social contribution expense for the year	(87,297)	(827,189)

Effective rate - %	14.2	24.9

(i)	Effect of Social Contribution exemption on export revenues in 2003 (Note 21(a)(iii)).

(ii)	Tax benefit related to reversal of interest and fines from the Tax Amnesty and Refinancing Program ("REFIS") (Note 21(a)(viii)).

49 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(b)	Analysis of deferred tax balances

	2010	2009	January 1, 2009

Assets
Tax losses	689,616	788,399	306,274
Provision for contingencies	102,212	77,697	62,534
Sundry provisions	351,253	222,288	66,832
Deferral of losses on derivative contracts	-	(1,311)	84,609
Exchange variation - cash basis on loans	-	-	285,809
Tax amortization of goodwill	188,944	196,471	65,705

Total (non-current)	1,332,025	1,283,544	871,763

Liabilities
Accelerated tax incentive depreciation	15,004	15,360	6,985
Exchange variation - cash basis on loans	465,657	429,538	-
Reforestation costs already deducted for tax	194,945	167,225	156,824
Fair value of biological assets	297,273	283,642	131,013
Effect of business combination on acquisition of Aracruz	63,093	75,952	-
Deferral of gains on derivative contracts	45,173	-	-
Tax benefit on unamortized goodwill	137,012	-	-
Other provisions	4,203	3,703	3,323

Total (non-current)	1,222,360	975,420	298,145

The Company has not recognized deferred tax liabilities related to the gain generated on the exchange of assets with International Paper, in the amount of R$ 605,540, since the reversal of these temporary difference is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

(c)	Transitional Tax System ("RTT")

For purposes of determining income tax and social contribution on net income for 2009 and 2008, the Company in Brazil elected to adopt the provisions of the RTT, in which it is allowed to annul the accounting effects of Law 11638/07 and Provisional Measure (MP) 449/08, converted into Law 11941/09, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the statutory accounting records.

In 2010, the Company also adopted the same accounting practices of 2008 and 2009, considering that the RTT will be effective until enactment of the law that will address the tax effects of the new accounting methods, while seeking to maintain tax neutrality.

15	Significant Related Party Transactions and Balances

(a)	Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. ("VID"), which holds 29.34% of its shares, and BNDES Participações S.A. ("BNDESPAR"), which holds 30.42% of the shares (together the "Controlling shareholders"). The Company's commercial and financial transactions with its subsidiaries, associates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances are as follows:

50 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

		Balances receivable (payable)
	Nature	2010	2009	January 1, 2009

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(283)	(211)	-
BNDES	Financing	(1,754,267)	(1,768,048)	(433,532)

		(1,754,550)	(1,768,259)	(433,532)

Transactions with subsidiaries, joint ventures and associates
Asapir Produção Florestal e Comércio Ltda.	Wood supplier	(12,869)	(7,048)	(7,048)

Votorantim Group companies
VOTO III	Eurobond	(99,230)	(91,039)	(125,321)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(20)	(591)	(642)
Banco Votorantim S.A.	Financial investments	194,767	194,460	92,446
Banco Votorantim S.A.	Derivative financial instruments	-	2,029	(15,660)
Companhia Nitro Química Brasileira	Chemical products supplier	(590)	539	93
Anfreixo S.A.	Material supplier	(400)	(361)	(60)
Indústria de Papel de Pedras Brancas	Wood supplier	-	(5)	-
Votorantim Cimentos S.A.	Leasing of lands	(248)	(15)	(6)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(31)	(29)	(31)
Votorantim Cimentos S.A.	Others	353	353	1,029

		94,601	104,263	(48,338)

	Revenues (expenses)
	Nature	2010	2009

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(10,275)	(20,361)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(131,112)	(29,129)

		(141,387)	(49,490)

Votorantim Group companies
VOTO III	Eurobond	(12,108)	28,823
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(25,898)	34,902)
Banco Votorantim S.A.	Investments	20,530	12,501
Banco Votorantim S.A.	Derivative financial instruments	-	17,689
Companhia Nitro Química Brasileira	Chemical products supplier	(8,404)	(6,529)
Anfreixo S.A.	Material supplier	(7,832)	(6,064)
Indústria de Papel de Pedras Brancas	Wood supplier	(39)	(2,428)
Votorantim Cimentos S.A.	Leasing of lands	(1,550)	(274)
Votorantim Metais Ltda.	Leasing of lands	(7,051)	(7,043)
Companhia Brasileira de Distribuição (CBA)	Leasing of lands	(410)	(405)
Votorantim Cimentos S.A.	Others	11	11

		(42,751)	1,379

51 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

Comments on the main transactions and
contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

.	Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 9,118 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical assessorial, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and the Company reimburses VID for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 20(e)).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies realized when these contracts were executed.

.	Subsidiaries, joint ventures and associates

The Company shares its administrative structure with its subsidiary Fibria-MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no apportionment of expenses is necessary. In June, 2010, there was a one-off purchase of intercompany receivables from this subsidiary relating to export shipments.

Port services for shipping production of the Aracruz unit are contracted from Portocel - Terminal Especializado Barra do Riacho. This terminal is a joint venture of the Company and Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

As part of the corporate structuring during the Aracruz acquisition process, the Company entered into a contract for the rental of industrial assets of the Aracruz unit, through Alícia Papéis S.A. On September 30, 2010, this subsidiary was merged, and the rental contract was rescinded.

The Company has an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 3.8% p.a., with quarterly payment of principal and interest and final maturity in 2017.

52 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

On June 24, 2005, the Company entered a loan contract with VOTO IV, a jointly-controlled subsidiary, which raised US$ 200,000 thousand, at 8.5% p.a.

On July 27, 2005, the Company entered into a loan contract with the jointly-controlled subsidiary Asapir Produção Florestal e Comércio Ltda., for the purpose of purchasing 571thousand m3 of debarked wood, for R$ 14,000, maturing in seven and a half years. This agreement will be settled with wood.

.	Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a.

The Company has a contract to purchase energy from Votener -Votorantim Comercializadora de Energia Ltda. to supply its units in Jacareí and Piracicaba. The total amount contracted is R$ 104,000, guaranteeing 787,000 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining balance.

The Company maintains investments in CDB and securities purchased under agreement to resell issued by Banco Votorantim S.A., with average remuneration of 104.3% of the CDI, maturity on September 27, 2011. The Company's cash management policy is intended to provide efficiency in investment returns and guaranteed liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$ 200,000. In addition, derivative financial instruments in the form of non-deliverable forwards to sell U.S. dollars, in the notional amount of US$ 24,000 thousand, were contracted and settled on January 4, 2010.

On January 1, 2009, the Company entered into a contract to purchase sulfuric acid from Cia. Nitroquímica Brasileira, for R$ 19,000, guaranteeing the supply of 72,000 metric tons of acid for five years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, the Company entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A. guaranteeing the supply of these items until December 2012. This contract does not establish minimum quantities to be supplied. In addition, services were contracted to maintain records until January 2, 2013 for R$ 1,700. In the case of contract rescission, no penalties are due by either party, other than the settlement of outstanding invoices.

On April 1, 2009, the Company entered into a loan contract with Indústria de Papel Pedras Brancas Ltda. for the purchase of debarked wood for R$ 3,000, maturing on December 31, 2010. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On January 10, 2009, the Company entered into a contract with Votorantim Cimentos Ltda. to sell software for R$ 562, maturing in eleven months up to December 31, 2010. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling of R$ 76,496.

53 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The Company has land leasing agreements, for approximately 2,060 hectares, with Companhia Brasileira de Alumínio - CBA, which matures in 2023, totaling of R$ 4,062.

In the years ended December 31, 2010 and 2009, no provision for impairment was recognized on assets involving related parties.

(b)	Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 30, 2010 for the remuneration of Executive Directors, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees and for 2010 was R$ 30,000. The remuneration expenses, including all benefits, are summarized as follows:

	2010	2009

Short-term benefits to officers and directors	21,277	23,087
Benefits to rescission of contract	4,788	2,016
Benefit program - Phantom Stock Options (Note 25)	366	-

	26,431	25,103

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, the Company approved the compensation program based on the rights relating to the increase in share values (Note 25).

The short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees' members of R$ 665 for the year ended December 31, 2010 (R$ 119 for the year ended December 31, 2009).

The Company does not have any additional post-employment obligation and does not offer any other benefits, such as additional paid leave for time of service.

16	Property, Plant and Equipment

(a)	Analysis

	Annual					January 1,
	average	2010			2009	2009
	depreciation		Accumulated
	rate -%	Cost	depreciation	Net	Net	Net

Land		2,119,325		2,119,325	2,248,725	1,122,301
Buildings	4	2,599,541	981,397	1,618,144	1,707,722	394,233
Machinery, equipment and facilities	5.5	13,263,778	4,746,947	8,516,831	9,180,472	2,221,916
Furniture and fixtures	10	62,030	40,446	21,584	22,322	15,872
Vehicles	20	30,878	19,367	11,511	11,036	66,274
Advances to suppliers		280,455	-	280,455	281,823	123,885
Construction in progress		391,667	-	391,667	555,607	3,582,964
Other		152,763	132,849	19,914	29,324	12,250

		18,900,437	5,921,006	12,979,431	14,037,031	7,539,695

54 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(b)	Flux of net book value

	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Vehicles	Advances to suppliers	Construction in progress	Other	Total

At January 1, 2009	1,122,301	394,233	2,275,693	15,872	12,497	123,885	3,582,964	12,250	7,539,695
Additions	955	-	163,395	306	234	485,875	411,764	45	1,062,574
Disposals	(10,792)	6,003	(45,335)	(998)	(912)	-	-	(13,587)	(65,621)
Depreciation	-	(38,581)	(412,277)	(2,435)	(3,411)	-	-	(17,889)	(474,593)
Acquisition of subsidiaries	1,644,430	1,222,450	4,086,705	7,374	2,564	303,124	415,144	141,905	7,823,696
Guaíba unit written off	(521,130)	(95,305)	(617,864)	(1,574)	(266)	(126,531)	(377,855)	(101,602)	(1,842,127)
Transfers and others	12,961	218,922	3,730,155	3,777	330	(504,530)	(3,476,410)	8,202	(6,593)

At December 31, 2009	2,248,725	1,707,722	9,180,472	22,322	11,036	281,823	555,607	29,324	14,037,031
Additions	560	11	10,103	360	3,453	268,167	202,304	395	485,353
Disposals	(13,367)	(3,580)	(12,364)	(544)	(745)	(21,333)	(1,928)	(117)	(53,978)
Depreciation	-	(117,782)	(747,826)	(4,682)	(4,082)	-	-	(11,425)	(885,797)
Tax credit	-	(25,287)	(228,294)	-	-	-	(16,034)	-	(269,615)
Reclassification to assets held for sale	(117,812)	(80,047)	(185,488)	(2,002)	(964)	(7,615)	(16,406)	(1,740)	(412,074)
Transfers and others	1,219	137,107	500,228	6,130	2,813	(240,587)	(331,876)	3,477	78,511)

At December 31, 2010	2,119,325	1,618,144	8,516,831	21,584	11,511	280,455	391,667	19,914	12,979,431

55 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company's industrial units, being R$ 73,530 in Jacareí, R$ 5,966 in Piracicaba, R$ 57,800 of forest area, R$ 72,737 of Fibria-MS, R$ 132,056 in the Aracruz unit, R$ 20,771 in Veracel.

The loan charges capitalized were calculated based on the weighted average cost of the related debt. In the first six months of 2010, the rate applied was 6.92% p.a., and, in accordance with the internal policy, was revised in July to 6.04% p.a.

The amount of R$ 876,062 (December 31, 2009 - R$ 464,680) related to depreciation expenses was charged in the statement of income under "Cost of sales". The amounts charged to the statement of income under "Selling expenses" and "General and administrative expenses" are disclosed in Note 28.

Property, plant and equipment furnished as guarantee is disclosed in Note 20.

(c)	Finance and operating lease agreements

Finance leases, and agreements that do not have the legal characteristics of a lease but transfer the right to use an asset in exchange for a payment are related to the purchase of forest equipment for felling trees and transporting wood, as well as the purchase of industrial equipment for the processing of chemicals and oxygen. The schedule of future disbursements is detailed in Note 5.1(c). The table below demonstrates the amounts recorded mainly as "Machinery, equipment and facilities" as of December 31, 2010 and 2009:

	2010			2009
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Forest equipment	51,530	20,648	30,881	52,574	10,386	42,188
Industrial equipment for the processing of chemicals and oxygen	88,990	9,940	79,049	150,288	31,477	118,811

	140,520	30,588	109,930	202,862	41,863	160,999

The Company has timberland operating leases with third parties, most of which initiated in 1991, usually with a 21 years term. Lease payments, equivalent to 30% of the market value of the wood harvested on the property, are made after each harvest. The Company guarantees to the lessor a minimum payment for the harvest. Additionally, the Company has a long-term agreement for the rendering of coastal maritime transportation services, effective for 20 years, for barges to transport wood from the Caravelas terminal, in the State of Bahia to Portocel, in the State of Espírito Santo.

At December 31, 2010, minimum payments of future operating leases were as follows:

Years	Land leases	Maritime transportation

2011	41,966	472,684
Between 2012 and 2014	82,896	387,889
Between 2015 and 2017	82,896	221,156
Other 2018	261,938	158,876

	469,696	1,240,605

56 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

17	Biological Assets

The Company's biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Rio Grande do Sul, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2010	2009

At the beginning of the year	3,791,084	1,890,898
Merger and fair value of Aracruz assets	-	1,849,069
Change in fair value
Harvests in the period	(851,681)	(232,558)
Additions	642,567	216,300
Change in fair value	92,319	551,604
Reduction on the sale of the Guaíba unit	-	(426,303)
Others	37,112	(57,926)
Reclassification to assets held for sale	(160,765)	-

At the end of the year	3,550,636	3,791,084

In determining the fair value of biological assets, the projections are based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of six to seven years and an area of approximately 464,300 hectares at December 31, 2010.

The projected cash flows is consistent with area 's growing cycle. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth (IMA) by region; the average was 42.13 m3/hectare (43.62 m3/hectare in 2009).

The average net sales price of R$ 50.05 per cubic meter (R$ 49.24 per cubic meter in 2009) was projected based on the estimated price for eucalyptus in the local market, a market study and researched transactions, adjusted to reflect the price of standing timber by region. The standard estimated cost contemplates expenses for felling, chemical control of undergrowth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of assets, such as property, plant and equipment and own land, considering an average rate of return of 5.5% p.a. were also considered. The pre-tax discount rate was 13.2%.

The increase in the fair value adjustment recorded as of December 31, 2010, compared with the amount recorded as of December 31, 2009, is due to the increase in the average price.

The biological assets' fair value was determined by management as supported by reports of independent advisors.

The change in the fair value of biological assets during the year ended December 31, 2010, occurred principally due to price increases for wood of 30% and the volume increase in the effective planted areas of 9%, when compared to the evaluation on December 31, 2009.

57 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The Company has no pledged area as guarantee.

The Company's forestry operations are subject to several environmental risks, which it mitigates by applying strict operating procedures and making investments in equipment and systems to control pollution. The ongoing expenditures related to the compliance with environmental laws are recorded in the results of operations as incurred, and new equipment and systems are capitalized. Management believes that, at present, it is not necessary to record a provision for impairment related to environmental issues, based on laws and regulations currently in effect in Brazil.

18	Intangible Assets

(a)	Analysis

		2010			2009	January 1, 2009
	Annual
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net	Net

Systems development and deployment	20	213,571	150,332	63,239	41,614	34,346
Databases	10	456,000	91,200	364,800	410,309
Patents	15.9	129,000	41,090	87,910	108,844
Relationship with suppliers
Diesel and ethanol	20	29,000	13,166	15,834	22,101
Chemical products	6.3	165,000	20,790	144,210	154,623
Goodwill
Conpacel (former Ripasa)					475,413	475,413
Riocell						6,952
Aracruz		4,230,450		4,230,450	4,230,450	115,164

		5,223,021	316,578	4,906,443	5,443,354	631,875

(b)	Flux of net book value

	2010	2009

At the beginning of the year	5,443,354	631,875
Intangible assets arising from business combination
Databases, patents and suppliers (Note 33)	-	779,000
Write-off of goodwill previously recorded under proportional consolidation	-	(122,116)
Aracruz goodwill (Note 33)	-	4,361,143
Disposal of Guaíba (Note 33)	-	(130,693)
Amortization of databases, patents and suppliers	(83,123)	(83,123)
Reclassification to assets held for sale	(475,413)	-
Acquisition and disposal of software	21,625	7,268

At the end of the year	4,906,443	5,443,354

The amortization of intangible assets was recorded in "General and administrative expenses" and "Other operating income (expenses), net".

58 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

Impairment tests for goodwill

The Company assessed the recovery of the net book value of goodwill at December 31, 2010 based on its value in use, using the discounted cash flow model for each CGU. The process of estimating the value in use involves assumptions, judgments and estimates of future cash flows and represents the Company's best estimate. The recoverability test did not result in the need to recognize any impairment of goodwill.

Goodwill is allocated to CGU identified, as follows:

	2010	2009	January 1, 2009

Goodwill on the acquisition of
Conpacel (former Ripasa) (*)	-	475,413	475,413
Riocell	-	-	6,952
Aracruz	4,230,450	4,230,450	115,164

	4,230,450	4,705,863	597,529

(*)	During 2010, this CGU was classified as asset held for sale (Note 34). Consequently, the impairment of this CGU was tested based on its net sales price.

The discounted cash flow method was used to determine the value of the CGU. The underlying concept of this methodology is the determination of free cash flows, in a specific period, taking into account:

.	operating results;
.	depreciation of property, plant and equipment, appropriated to the results for the year;
.	the need to incremental working capital, determined based on the Company's financial cycle.

The balances of cash for each period are calculated at present value, discounted through the application on the rate that best reflects the Weighted Average Cost of Capital (WACC). This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities.

The cost of the Company's own capital was calculated through the Capital Asset Pricing Model.

A cash flow for a period of five years was considered according to the Company's projections, plus a residual amount calculated by the perpetuation of the balance of cash in the fifth year, discounted to present value using the WACC rate, less the estimate of growth of Brazilian Gross Domestic Product.

The main assumptions used in determining value in use at December 31, 2010, for each CGU, are as follows:

Aracruz

Gross margin - % (i)	29.8
Perpetuity - "g" - % (ii)	0.74
Discount rate - WACC - % (iii)	8.38

(i)	Gross margin, weighted average of the period of five years.
(ii)	Perpetuity grown rate.
(iii)	Pre-tax discount rate.

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant operating segments.

59 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

19	Advances to Suppliers - Forestry Partnership Programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and more recently Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and financial funds according to the type of agreement, and is guaranteed wood inputs for pulp production. These advances will be reimbursed through delivery of wood by forest producers.

The table below demonstrates the flux during the years:

	2010	2009

At the beginning of the year	720,127	89,498
Aracruz acquisition	-	256,070
Fair value related to Aracruz acquisition (Note 33)	-	397,358
Advances made	29,914	13,588
Provision for impairment	-	(11,295)
Wood harvested	(55,851)	(25,092)

At the end of the year	693,490	720,127
20	Loans and Financing

Current	Average
	annual			January 1,
Type/purpose	charges - %	2010	2009	2009

In foreign currency
Export credits (ACC)	2.0	66,693	597,567	1,051,166
Export credits (prepayment)	4.4	42,967	422,827	2,837,951
Export credits (Finnvera)	4.7	39,089	40,331	-
Eurobonds (issued by Fibria Overseas)	7.6	34,558	27,810	-
Leasing	2.9	4,189	8,393	38,294
EIB Eurpo Inv. Bank	0.9	4,178	4,370	-
FINIMP	1.5	2,417	2,527	19,703
Eurobonds (issued by VOTO III)	4.3	1,875	1,659	1,825
Bonds - VOTO IV	8.5	788	1,584	-
Fixed Rate Notes		-	-	117,743
Derivatives debt		-	-	391,761
Others		-	-	741

In reais
BNDES
TJLP	8.6	294,972	200,437	74,748
Currency basket	7.5	41,996	37,479	11,318
NCE in reais	11.8	63,246	378,949	165,119
Rural credit note	9.6	20,611	54,313	1,265
Midwest Region Fund	8.5	6,105	56	-
Leasing indexed to the CDI	12.7	-	11,954	10,171
NCE double Index		-	-	100,872
Derivatives debt		-	-	198,181

		623,684	1,790,256	5,020,858

60 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

Non-current	Average
	annual				January
Type/purpose	charges - %	Maturity	2010	2009	1, 2009

Foreign currency
Export credits (prepayment)	4,4	2012 to 2020	4,440,775	4,333,530	-
Eurobonds (issued by Fibria Overseas)	7.6	2020	2,896,617	1,741,200	-
Bonds - VOTO IV	8.5	2020	333,240	348,420	468,724
Export credits (Finnvera)	4.7	2012 to 2018	227,328	280,116	-
Eurobonds (issued by VOTO III)	4.3	2014	97,445	89,380	123,497
Leasing	2,9	2013	19,260	24,504	-
FINIMP	1.5	2012	2,154	4,774	-
EIB Eurpo Inv. Bank	0.9	2012	694	5,078	-
Export credits (ACC)	2.0	2011	-	76,784	58,425
Derivative debt	8.5		-	890,449	-
Others			-	-	1,563

In reais
BNDES
TJLP	8.6	2012 to 2017	1,246,757	1,334,097	285,004
Currency basket	7,5	2012 to 2017	170,542	196,035	62,462
NCE	11,8	2012 to 2013	455,555	80,583	9,547
Midwest Region Fund	8,5	2012 to 2017	67,406	72,844	-
Leasing indexed to the CDI	12,7	2014	-	33,347	42,161

			9,957,773	9,511,141	1,051,383

The foreign currency loans and financings are U.S. dollars denominated, except for the Eurobond VOTO III, which is denominated in Yens.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

The table below was prepared pursuant to IAS 39 in order to show the annual effects on the financial expenses arising from the cost of fund raising, at the effective interest rate:

								2010
Description	2011	2012	2013	2014	2015	2016	2017 onwards	Total

Export credits (Finnvera)	1,493	1,068	932	791	644	490	242	5,660
Bonds (VOTO IV and Fibria Overseas)	2,337	2,340	2,343	2,347	2,350	2,354	7,881	21,952
Eurobonds (issued by Fibria Overseas)	30,958	30,958	30,958	30,958	30,958	30,958	102,383	288,131
Export credits (prepayment)	12,252	12,279	12,114	11,917	9,422	2,084	2,005	62,073

	47,040	46,645	46,347	46,013	43,374	35,886	112,511	377,816

The capitalization of the costs related to the loans and financings increase the average cost of our debt in 0.06% p.a.

61 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The maturities of the non-current portion of the debt at December 31, 2010 are presented below:

Maturity of
long-term	In	In foreign
Installments	reais	currency	Total	Percentage

2012	343,400	273,416	616,816	6
2013	331,997	479,041	811,038	8
2014	384,240	617,139	1,001,379	10
2015	387,513	687,558	1,075,071	11
2016	170,598	1,082,273	1,252,871	13
2017	192,744	1,172,892	1,365,636	14
2018	126,501	317,022	443,523	4
2019	3,266	170,536	173,802	2
2020	-	3,217,637	3,217,637	32

	1,940,259	8,017,514	9,957,773	100

(a)	Export credits (prepayments)

On September 30, 2010, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, conditioned to the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

On September 29, 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250 million (equivalent then to R$ 423,550), with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, conditioned to the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

On June 30, 2010, the Company signed an Export Credit Contract with nine banks in the amount of US$ 600 million (equivalent then to R$ 1,080,900), with maturities through 2017, bearing quarterly LIBOR plus 2.80% p.a., which can be reduced to 2.40%, conditioned to the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The credits are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities.

In December 2009, the Company borrowed US$ 1,175 million (equivalent then to R$ 2,046,970) in a two-tranche export prepayment line from various banks, with US$ 750 million (equivalent then to R$ 1,306,580), maturing within five years, with a three-year grace period, and US$ 425 million (equivalent then to R$ 740,390), maturing within seven years, with a five-year grace period.

62 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The interest rate is the quarterly LIBOR plus an initial spread of 4.00% p.a. on the US$ 750 million tranche and a spread of 4.25% p.a. on the US$ 425 million tranche. There is a reduction in the spread according to the Company's leveraging levels. In September 2010, Company prepaid the remaining balance of these transactions, because they presented less favorable conditions.

In July 2009, the Company signed an export credit contract with Banco Credit Suisse totaling US$ 54 million (equivalent then to R$ 104,166), bearing interest of 100% of the CDI plus 1% p.a., maturing in July 2012. In June 2010, the Company approved the assignment of this agreement from Banco Credit Suisse to Banco Safra, without changing any of the other contractual provisions.

In September 2008, as a result of the creation of the Conpacel consortium on the spin-off of the operations of Ripasa to Fibria (50%) and Suzano (50%), the Company recorded the balance of loans arising from the spin-off which were subsequently merged into Fibria, of US$ 83 million (equivalent then to R$ 139,596), related to the contracts for export prepayment totaling US$ 73 million and for import financing totaling US$ 10 million, both of which mature in 2012. In June 2010, the Company prepaid the remaining balance of these transactions, in the amount of US$ 24 million, because they presented less favorable conditions.

In May 2008, the Company signed an export credit contract with Banco Nordea Bank AB totaling US$ 50 million (equivalent then to R$ 82,540), bearing interest of LIBOR plus 0.68% p.a., falling due in May 2012. The credits were guaranteed by export contracts and matured within 48 months from the date of receipt of the loan. The proceeds were used to prepay outstanding export financing loans. In the second quarter of 2009, the spread rate was renegotiated and altered in order to be consistent with the market rate of 4.75% p.a. above LIBOR. In the second quarter of 2010, the Company prepaid the remaining balance of this contract, upon obtaining more attractive financing lines.

In June 2007, the Company signed an export credit contract with Banco Bilbao Vizcaya Argentaria amounting to US$ 100 million (equivalent then to R$ 195,217), bearing interest of LIBOR plus 0.38% p.a. and maturing in 2015. In the second quarter of 2009, the spread rate was renegotiated and altered in order to be consistent with the market rate of 4.65% p.a. above LIBOR. In the second quarter of 2010, the Company prepaid the remaining balance of this contract, upon obtaining more attractive financing lines.

In July 2006, the wholly-owned subsidiary Fibria Overseas Holding KFT signed an export credit contract with a group of banks totaling US$ 375 million (equivalent then to R$ 816,075), bearing interest of LIBOR plus 0.57% p.a., maturing from 2007 to 2014. The credits were guaranteed by export contracts and the installments matured on the shipment dates. The proceeds were used to prepay outstanding export financing loans. In the second quarter of 2009, the spread rate was renegotiated and altered in order to be consistent with the market rate of 4.75% p.a. above LIBOR. In the second quarter of 2010, the Company prepaid the remaining balance of this contract, upon obtaining more attractive financing lines.

The Company has export prepayment contracts with Banco Bradesco in the amount of US$ 150 million, bearing interest of LIBOR plus 0.78%, maturing in 2014. The Company has export prepayment contracts with Nordea bank in the amount of US$ 50 million, bearing interest of LIBOR plus 0.80%, maturing in 2013.

The Company has export prepayment contracts with Banco do Brasil in the amount of US$ 200 million, bearing interest of LIBOR plus 3.20% - 5.00%, maturing in 2018. In September 2010, the spread rate was renegotiated and altered to 2.80% p.a. above LIBOR, which can be reduced to 2.40%, conditioned to the leverage levels and rating of the Company. The maturity date of the first installment was also altered to 2013 and the total contract maturities in 2017.

63 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(b)	Loans - VOTO III (eurobonds)

On January 16, 2004, Votorantim Overseas Trading Operations III ("VOTO III"), a wholly-owned subsidiary of VPAR, raised in the international capital markets US$ 300 million (equivalent then to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%. The Company received 15% of the total funds raised, i.e., US$ 45,000 million, equivalent then to R$ 131,000.

(c)	Loans - VOTO IV (eurobonds)

On June 24, 2005, Votorantim Overseas Trading Operations Limited IV ("VOTO IV"), a company jointly controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual interest of 8.50%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000.

(d)	Loans - Fibria 2019 and Fibria 2020 (eurobonds)

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million ("Fibria 2020" equivalent then to R$ 1,339,650) in the international market, maturing in ten years and with a repurchase option as from 2015, accruing semi-annual interest at 7.50% p.a.

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$ 1 billion ("Fibria 2019" equivalent then to R$ 1,744,000), maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bond for the Fibria 2020 Bond, in order to align the interest yield curve and improve the liquidity of the security, and renegotiating covenant clauses. The participation in the exchange offer was 94%.

The effective interest rate on these operations, including the costs necessary to raise the funds, is 8.66% p.a.

(e)	BNDES

In October 2010, a new EXIM financing agreement was executed with BNDES totaling R$ 70,000, accruing interest at 7.7% p.a. and maturing in 14 months.

In 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2010, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, predominantly the U.S. dollar.

In 2008, a financing agreement with BNDES totaling R$ 74,821 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 1.76% p.a. The final maturity of this financing is 2015. At December 31, 2010, 2010, 57% of this amount had been released.

In 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a. The principal amount will be repaid between 2011 and 2012.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

In 2006, a financing agreement was executed with BNDES, the balance of which at December 31, 2010, 2010 was R$ 518,086, of which R$ 516,588 has already been released, maturing from 2009 to 2016, bearing interest at the TJLP plus 0% to 2.9% p.a. and UMBNDES plus 1.4% to 2.4% p.a.

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus 0% to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The final maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

Considering only the portion guaranteed by the Company, equivalent to 50% of financing raised by Veracel (joint venture with Stora Enso) from BNDES, the total principal amount at December 31, 2010 amounted to R$ 331,299, repayable from 2011 to 2014, subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and currency basket plus 3.3% p.a.

The Company has contributed the pulp plant located in Três Lagoas, State of Mato Grosso do Sul, as collateral for these financing.

(f)	Leasing

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally contracted in 2008, for the acquisition of forest machinery and equipment. The contract maturity is up to 2013.

Finance lease liabilities are guaranteed by a statutory lien on the assets leased and the maturing timetable is described in Note 5.1(c).

(g)	Export Credit Note (NCE) and Rural Credit Note (NCR)

On September 28, 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. This NCE is linked to a swap that converts floating rates to fixed rates of 5.45% plus exchange variations.

In August 2009, the Company signed an agro-industrial credit agreement with Banco do Brasil totaling R$ 137,000, maturing in 488 days and bearing charges of 11.25% p.a.

In May 2009, the Company contracted an NCE with Banco do Brasil totaling R$ 50,000, which matures in June 2011 and bearing charges of 11.25% p.a.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014 (51%), with final maturity in December 2013 and charges of 100% of the CDI.

(h)	Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides credit to companies committed to sustainability programs) in the amount of € 125 million at semi-annual LIBOR plus 3.325% p.a., maturing in eight-and-a-half years.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(i)	Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company raised R$ 73,000 from Banco do Brasil through its subsidiary Fibria-MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(j)	Agreement with creditor bank counterparties relating to derivative liabilities of former Aracruz (merged)

In May 2010, the Company settled the remaining amount of its derivative debt, in the amount of US$ 511 million (equivalent then to R$ 944,095), thus permitting the elimination of the remaining restrictive clauses and the release of the remaining guarantees for this transaction.

(k)	Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables in a specific account. As regards BNDES, the Company enhanced the collateral package during 2009, in connection with the failure to comply with the clause governing the maximum level of indebtedness.

Export prepayments negotiated between 2009 and 2010 with an outstanding balance of R$ 4,128 million are subject to the following obligations:

.	Restrictions on the Company's capacity to merge with or into other entities.

.	Restrictions on sales and exchanges of assets by the Company.

.
Maintenance, at the end of each quarter, of a ratio of: (i) EBITDA in accordance with practices adopted in Brazil and adjusted (for the last four quarters) with respect to (ii) the total debt maturing during the following four consecutive quarters plus financial expenses to be paid during the following four consecutive quarters, greater than 0.6 at December 31, 2010, later increasing up to 1.2 at June 30, 2011 for export prepayment contracts with Banco Safra (R$ 81,000), Finnvera (R$ 273,000) and leasing with Banco Société Générale (R$ 28,000), and 0.5 at December 31, 2010, later increasing up to 1.0 at September 30, 2011 to R$ 4,047 million of the outstanding balance of export prepayment contracts, negotiated from July to September 2010.

.
Maintenance, at the end of each quarter, of a level of net debt to Adjusted EBITDA (for the last four quarters) lower than 4.8 at December 31, 2010 and decreasing to 3.0 at June 30, 2011, and after the export prepayment contracts with Banco Safra (R$ 81,000), Finnvera (R$ 273,000) and lease with Banco Société Générale (R$ 28,000), and 5.0 at December 31, 2010, 5.5 at March 31, 2011 and decreasing to 4.0 at December 31, 2011, to 3.5 at December 31, 2012 and after that to R$ 4,047 million regarding export prepayment contracts negotiated from July to September 2010.

.
Maintenance, at the end of each quarter, of a level of gross debt to shareholders' equity of 0.7. This restriction refers to export prepayment contracts with Banco Safra (R$ 81,000), Finnvera (R$ 273,000) and lease with Banco Société Générale (R$ 28,000).

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The principal events of default under the export prepayment contracts include:

.	non-payment, within the stipulated period, of the principal amount or interest;

.	inaccuracy of any declaration, guarantee or certification provided;

.	cross-default and cross-judgment default, subject to an agreed minimum of US$ 50 million;

.	subject to certain periods for resolution, breach of any obligation under the contract;

.	certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

The Company was fully in compliance with the covenants agreed upon in the contracts with the banks at December 31, 2010.

(l)	Loans and financing guarantees

At December 31, 2010, loans and financing are guaranteed mainly by property, plant and equipment items, with a net book value of R$ 5,234,743 (December 31, 2009 - R$ 5,704,248), considered sufficient to cover the corresponding loans and financing amounts.

(m)	Unused credit lines

At December 31, 2010, there are no unused credit lines.

(n)	Fair value of loans and financing and payable - Aracruz acquisition

The book value and fair value of loans and financing and payable - Aracruz acquisition are as follows:

	Book value			Fair value
	2010	2009	January 1, 2009	2010	2009	January 1, 2009

Export credits	4,816,852	5,751,155	3,947,542	5,410,468	5,708,412	3,242,211
Bonds	3,364,523	2,210,053	594,046	4,962,249	2,448,084	548,702
Finimp	4,570	7,301	19,703	4,627	7,037	11,698
Leasing	23,449	78,198	90,626	48,408	76,096	77,597
National Bank for Economic and Social Development (BNDES)	1,754,267	1,768,048	433,532	1,627,630	1,758,885	277,165
Rural credit note	20,611	54,313	1,265	20,449	54,111	-
NCE	518,801	459,532	393,281	622,709	465,246	382,344
Payable - Aracruz acquisition	1,440,676	3,684,179	-	1,440,676	3,684,179	-
Derivative debt	-	890,449	589,942	-	1,007,044	589,942
Other	78,384	82,348	2,304	78,384	82,348	2,304

	12,022,133	14,985,576	6,072,241	14,215,600	15,291,442	5,131,963

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

21	Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.
Provisions and corresponding judicial deposits are as follows:

	2010			2009			January 1, 2009
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	169,492	(273,335)	(103,843)	333,773	(607,585)	(273,812)	302,517	(370,165)	(67,648)
Labor	39,266	(80,457)	(41,191)	37,929	(97,969)	(60,040)	10,876	(58,970)	(48,094)
Civil	311	(10,305)	(9,994)	237	(7,319)	(7,082)	165	(14,117)	(13,952)

	209,069	(364,097)	(155,028)	371,939	(712,873)	(340,934)	313,558	(443,252)	(129,694)

The Company has tax and civil claims arising in the normal course of business that are assessed as possible losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2010, these claims amount to: tax R$ 1,182,431 and civil R$ 64,406.

The change in the provision for contingencies is as follows:

	2010	2009

At the beginning of the year	712,873	443,252
Reversal (*)	(396,696)	(212,745)
New litigation	13,934	24,004
Merger of Aracruz	-	429,688
Indexation accruals	33,986	28,674

At the end of the year	364,097	712,873

(*)	The reversal in 2010 was due to the REFIS (R$ 215,181 - item (viii) below), the reversal of the provision for CSLL taxes on export revenue in 2003 (R$ 156,331 - item (iii) below) among others.

(a)	The following is a summary of the main tax litigation cases

(i)	PIS/COFINS

The Company obtained a court injunction against the increase in the calculation basis for PIS and COFINS taxes on revenues. The injunction also covered the increase in the COFINS tax rate established by Law 9718/98, on the basis of unconstitutionality. A favorable decision was issued in November 2001. However, due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to partially withdraw the lawsuit filed. It then elected to enroll in the PAES program (a tax amnesty and refinancing installment program) paying R$ 60,861, as instituted by Law 10684/03. The updated balance at December 31, 2010 is approximately R$ 67,583. The Company is still challenging only the payment of taxes on exchange gains.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated
There have been decisions handed down by the Federal Supreme Court (STF) that the change in the basis for calculation of the PIS and COFINS taxes is unconstitutional. Consequently, despite having withdrawn its original claim, the Company filed a petition for a preliminary injunction to assure its right not to pay the PAES installments relating to such modification, and this petition was granted. The amount relating to the PAES installments that were not paid as a result of the court order, for the months from July 2006 to December 2009, is approximately R$ 32,400, including TJLP interest charges through December 31, 2010. In February 2009, the Superior Court of Justice (STJ) issued its decision in favor of the Company, determining that the decision of the Second District Federal Court, which had approved the partial withdrawal of the lawsuit originally filed, be overturned.

The exchange gains being discussed, related to the period from February 1999 to September 2003, amounted to R$ 179,238 at September 30, 2009, updated by the Special System for Settlement and Custody (SELIC) rate.

In September 2009, supported by the advice of outside legal counsel, the Company fully reversed R$ 179,238 of the provision for the taxes on exchange gains.

(ii)	ICMS

The Company filed claims challenging the inclusion of ICMS tax in the basis of taxable income for COFINS purposes in the period from 1996 to 2002, and also claiming the right to take credit for ICMS tax paid on the purchases of raw materials used in the production of tax-exempt paper. The Company is entitled to take these credits as from January 2006 due to the enactment of Supplementary Law 120 of December 29, 2005. The Company has accrued and deposited in court the disputed tax, the total balance of which at December 31, 2010 is R$ 61,394.

(iii)	Social contribution on export income

On March 31, 2004, the Company was granted the right not to pay social contribution on export income retroactively to January 2004. In April 2007, as a result of an unfavorable court decision, the Company made a judicial deposit of R$ 36,859, plus interest of R$ 10,170 based on the SELIC rate. In February 2008, the Company made an additional judicial deposit of R$ 73, and the deposited amount, therefore, totaled R$ 47,102. The contingency is fully accrued. The Company is still discussing this issue in court.

In September 2003, the Company obtained a favorable sentence permitting it, as from 2002, not to pay social contribution on export income, and it was also assured the right to offset overpaid amounts, updated by the SELIC rate, amounting to R$ 110,800 at December 31, 2010, for which a provision was established. The Company is awaiting a final judicial ruling on the appeal filed by the Federal Government. Furthermore, on December 1, 2009, the Company was served an assessment notice regarding the social contribution for 2004, amounting to R$ 71,400, updated to December 31, 2010.

As the Brazilian Federal Revenue Service (RFB) did not serve an assessment notice for 2003 and the Company's attorneys understood that the tax authorities are no longer entitled to claim the amounts for that period, due to the time has expired, and the Company reversed the provision of R$ 156,331 in the quarter ended March 31, 2010, of which R$ (73,409) to "Financial results" and R$ (82,922) to "Income tax and social contribution". Additionally, on December 28, 2010, the Company was served a social contribution assessment for the year 2005, totaling R$ 3,400 at December 31, 2010.

69 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(iv)	Tax assessment notice

In December 2007, Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Federal Revenue Service (RFB) totaling R$ 1,169,504, at December 31, 2010, for the alleged nonpayment of income tax and social contribution relating to the earnings of its foreign subsidiary, recognized in Brazil as equity in earnings of subsidiaries, during the period from 2002 to 2006. The subsidiary in question, domiciled in Hungary, sells pulp and paper in the global market.
In June 2008, a trial court upheld the tax assessment. The Company filed an administrative appeal against that ruling, and is presently waiting the court decision.

Based on the position of outside legal counsel, management understands that this Hungarian subsidiary is subject to taxation in the country of incorporation and, therefore, the likelihood of this assessment being upheld is remote, since it violates provisions of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation. Consequently, in view of the probable likelihood of a favorable outcome, the Company has not recognized any provision for this remote contingency.

(v)	Class action

In November 2008, a securities class action was filed against the Company (ex-Aracruz) and certain of its current and former officers and directors on behalf of purchasers of the Company's ADRs between April 7 and October 2, 2008. The complaint asserts alleged violations of the U.S. Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions. The indemnity claimed by the plaintiffs has not yet been specified and will depend, if the action continues, on expert proof and determination of damages. Due to the unpredictability of the likelihood of an unfavorable outcome and no basis on which to estimate the amount or range of potential loss, no provision has been recognized.

(vi)	Tax incentive - Agency for the Development of Northeastern Brazil (ADENE)
The Company has business units located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4213, of April 16, 2002), in December 2002, the Company requested and was granted by the Federal Revenue Secretariat (SRF) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

On January 9, 2004, the Company was served Official Notice 1406/03 by the liquidator of the former Superintendency for the Development of the Northeast (SUDENE), who reported that, "based on the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the incentive, the right to use the benefit previously granted is unfounded and will be cancelled".

During 2004 and 2005, various ADENE determinations were issued to cancel the tax benefits. Such determinations were challenged and/or refuted by the Company, but no final court decision has been announced in relation to the merits of the case.

Nevertheless, the Federal Revenue Secretariat (SRF) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 289,200 - updated to December 31, 2010. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against this decision and in September 2008 the Ministry of Finance's Board of Taxpayers (CCMF) deemed that the assessment by the tax authorities had partial merit and confirmed the Company's right to use the tax incentive until 2003. However, the assessment was maintained for 2004, which resulted in an assessed amount of R$ 46,100 - updated to December 31, 2010. The Company filed an appeal against the decision with respect to 2004.

70 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The Company's management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or in respect of future periods.

As regards the benefits utilized (R$ 143,000 at December 31, 2004), based on the position of its external legal counsel, the Company's management believes that the tax payment demanded is unjustified, since the Company used the benefits strictly in accordance with the legal parameters and in conformity with the Federal Revenue Secretariat's determinations and ADENE's qualifying reports.

With respect to the remaining incentive period, extending to 2012 (plant C) and 2013 (plants A and B), based on the opinion of its external legal counsel, Company management believes that it is illegal to revoke the tax benefits the granting of which was conditional upon meeting pre-established requirements (implementation, expansion or modernization of industrial enterprise), thereby securing the right to use such tax benefits until the end of the periods set forth in law and in the terms of the concession.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Federal Revenue Secretariat (SRF) intend to cancel the tax benefits, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

The likelihood of an unfavorable outcome for the tax benefits used until 2003 is considered as remote by the Company's management and external legal counsel. As regards the tax benefits already used in 2004 and those still pending use as from 2005, the likelihood of an unfavorable outcome is considered as possible, and no provision has, therefore, been constituted.

(vii)	IRPJ/CSLL - partial approval

The Company has three requests for the approval of income tax (IRPJ) credits with the Federal Revenue Secretariat, referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 125,233, of which only R$ 83,470 was approved. The Company made a timely appeal against the rejection of the tax credits. As regards 1997, the claim is pending a decision from the first trial court. For the fourth quarter of 2000, the Company is awaiting a decision on a voluntary appeal, and for 1999 it awaits a decision on an appeal to the High Court of Justice. On the advice of its outside legal counsel, the Company has not made provisions for these legal proceedings and considers a loss to be possible, but not probable.

(viii)	Tax Amnesty and Refinancing Program ("REFIS")

In November 2009, the Company joined the REFIS introduced by Law 11941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

The debt included in the installment payment program mainly arose from:

.	COFINS - rate increase from 2% to 3% as established by Law 9718/98.

71 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

.
IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax assessment notice issued by the Brazilian Federal Revenue Secretariat due to supposed noncompliance with accessory tax obligations.

.	IRPJ/CSLL - tax assessments issued due to the offset of 100% of income and social contribution tax losses.

.
Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10168/00 and amended by Law 10332/01 - period: as from 2002.

.
Tax on Financial Transactions (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994.

.	IRPJ - judicial proceeding about interest on earnings arising abroad in the period from 1985 to 1989, resulting from receivables of the Company due by a company under receivership in Argentina (CASA).

At December 31, 2010, the updated amount of the refinanced tax due included in the installment payment program is R$ 258,049, for which there are judicial deposits of R$ 214,961. Upon electing to join the REFIS program, the Company identified certain contingencies which were previously classified as possible losses, totaling R$ 51,201 and charged these to the statement of income in 2010, together with the penalty and interest of R$ 27,105, indexation of judicial deposits of R$ 34,770 and provision for lawyers' fees. There were no similar impacts in 2009.

(b)	Significant comments on labor/ civil proceedings
The Company is a party to approximately 2,810 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers' compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 826 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers' compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company's equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Civil and labor proceedings assessed as probable and possible losses are provisioned based on the historical percentage of disbursements.

72 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(c)	Obligations to dismantle and remove items of property, plant and equipment and restore the site

The Company considered the IAS 16 "Obligations to Dismantle and Remove Items of Property, Plant and Equipment and Restore the Site" in order to decide if an obligation regarding the decommissioning of property, plant and equipment assets should be recorded, and concluded that this is not required, since it has no legal obligations for the decommissioning of assets and for which an obligation is unavoidable. The Company has no long-term assets expected to be abandoned or sold, or that would require a provision for obligations due to the decommissioning of assets.

22	Long-term Commitments

(a)	Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for a maximum period of 18.8 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at December 31, 2010 correspond to R$ 272,595 per year (R$ 195,339 at December 31, 2009 and R$ 148,972 at January 1, 2009).

(b)	Supply arrangements

Additionally, in 2007, the Company entered into a long-term agreement with International Paper for the supply of pulp for a 30-year period. The obligation based on this agreement totaled R$ 103,445 per year at December 31, 2010 (R$ 91,064 at December 31, 2009 and R$ 152,693 at January 1, 2009).

(c)	Guarantees in compror (financing of purchases) operations
The Company is the guarantor of compror operations for some of its customers in Brazil, in the amount of R$ 217,389 at December 31, 2010 (R$ 158,024 at December 31, 2009 and R$ 245,712 at January 1, 2009). The fair value of these guarantees is insignificant since they do not have a history of default and there is no amount recorded for them.

(d)	Acquisition of Ripasa or Conpacel

On November 10, 2004, VCP and Suzano Bahia Sul Papel e Celulose S.A. ("Suzano") entered into an agreement for the acquisition of a controlling interest in Ripasa. Subsequently, the Company entered into an Option Instrument for Purchase and Sale of 1,302,810 common shares and 4,121,773 preferred shares of Ripasa, owned by its former controlling shareholders. After various corporate reorganizations and considering Fibria's portion, up to March 2010, 309,451 shares remained in respect of the option. On March 23, 2010, the shareholders notified Fibria of their intention to exercise their put option. The estimated total amount of this transaction was R$ 43,012, which was paid on May 10, 2010. Of this amount, R$ 33,423 relating to indexation adjustments was recorded in the "Financial expense", and the difference of R$ 9,589, relating to the market value of the shares, was recorded in "Treasury shares", in shareholders' equity, and will remain in this account until the shares are cancelled.

In 2008, Fibria and Suzano requested pre-approval from the CVM to acquire their own shares and for the payment of an amount related to the transaction to avoid possible litigation, since the acquisition would be carried out at market value, which was lower than the contractually agreed price. On June 5, 2008, the CVM Board authorized the acquisition at the market price of the shares involved and did not object to the payment of the agreed amount.

73 of 87

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

23	Shareholders' Equity

(a)	Capital

At December 31, 2010, fully subscribed and paid-up capital is represented by 467,934,646 nominative common shares without par value. The authorized capital is represented by 529,624,961 nominative common shares without par value.

On May 30, 2009, the EGM approved the conversion of 244,347,953 preferred shares issued by the Company into common shares, based on the ratio of one preferred share for each 0.91 common share. On July 2, 2009, the deadline expired to exercise the right of shareholder withdrawal, as a result of the decision taken at the EGM of May 30, 2009, which approved the conversion of all 244,347,953 preferred shares of the Company into common shares in the proportion of one preferred share for each 0.91 common share.

The right of withdrawal was exercised by 14 shareholders that held 36,670 preferred shares. Based on the redemption amount of R$ 20.61 per share, corresponding to the equity value per share on December 31, 2008, the amount due to dissenting shareholders was R$ 756.

The redemption amount was charged to "Capital reserves", and the Company's treasury area was instructed to cancel or place in the market the 33,371 common shares resulting from the conversion of the dissenting shareholders' shares.

(b)	Capital increase

A capital increase of R$ 4,005,091 was approved by the EGM of February 6, 2009, increasing capital from R$ 3,052,211 to R$ 7,057,302, through the subscription of 210,794,252 new nominative and book entry shares, without par value, being 62,105,263 common shares and 148,688,989 preferred shares. This decision was ratified and implemented on May 27, 2009.

On November 12, 2009, the period expired in which the holders of preferred class A shares issued by Aracruz could exercise their withdrawal rights due to the merger by Fibria of all the shares issued by Aracruz. As a consequence of the exchange ratio adopted, there was an issue of 77,770,294 common nominative and book entry shares with no par value, thus increasing capital by R$ 529,843. Consequently, the Company's capital was increased to R$ 7,587,145, represented by 464,934,646 registered common shares with no par value.

On December 22, 2009, the shareholders approved, in an EGM, an increase of capital, without the issuance of new shares, in the amount of R$ 792,252, through the capitalization of the "Share Premium Subscription Reserve", increasing the Company's capital to R$ 8,379,397.

(c)	Dividends and interest on own capital

The Company's by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

Dividends for the year ended December 31, 2010 of R$ 0.30 per share, totaling R$ 142,179, will be proposed at the Shareholders' Annual General Meeting. These financial statements reflect only the mandatory minimum dividend established in the Company's by-laws.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

Despite the positive results for the year ended December 31, 2009, the Company's management, due to commitments assumed, level of indebtedness, financial liabilities management strategy aiming, among others, to correlate debt maturities with cash flow generation, and the Company's business plan, has not proposed the dividends prescribed by Article 30, paragraph III of the by-laws, as permitted by article 202, paragraph 4 of Law 6404/76. Considering that at December 31, 2010 the Company 's financial position sufficient to pay dividends of R$ 121,958 (equivalent to R$ 0.26 per share), which was recorded in a "Special reserve for minimum dividends not distributed" in shareholders' equity was reclassified to a liability for "Dividends payable".

The dividends payable for the year ended December 31, 2010 was calculated as follows:

2010

Net income attributable to shareholders of the Company	598,646
Legal reserve appropriation - 5%	(29,932)

Adjusted net income	568,714

Dividends payable	142,179

(d)	Revenue reserves

The legal reserve is constituted through the appropriation of 5% of the net income for the year. The investment reserve, corresponding to the balance of retained earnings, after the constitution of the legal reserve, mainly relates to the investment plans included in the capital budget, and the processes of plant modernization and maintenance, as approved by the Statutory Audit Committee and the Board of Directors.

24	Benefits to Employees

(a)	Variable remuneration program

The Company maintains a performance based bonus program for its employees, linked to its personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2010 was R$ 50,185 (December 31, 2009 - R$ 54,771).

(b)	Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's rules, the Company matches employees' contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company's contributions for the year ended December 31, 2010 amounted to R$ 6,936 (R$ 5,641 at December 31, 2009). The employees' and officers' contributions for that period amounted to R$ 11,531 (R$ 7,675 at December 31, 2009).

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated
Aracruz has established the Aracruz de Seguridade Social Foundation (ARUS), a not-for-profit closed-ended private pension plan, which operates as a multi-employer sponsored fund. In September 1994, Portocel - Terminal Especializado de Barra do Riacho S.A. also became a sponsor of the ARUS private pension plan. On December 15, 2009 the Company signed the Statement of Termination of Agreement for Membership in the Arus Private Pension Plan and Withdrawal of the Sponsor. If the request for withdrawal of the sponsors of ARUS private pension plan is approved, the sponsors' commitment, calculated in accordance with MPAS Resolution 06/88, is fully covered by the assets of the plan.

(c)	Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers' Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company's employees, their dependents, until they come of age, and their spouses, for life.

The Company's policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

IAS 19 - "Benefits to Employees" requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to contract qualified actuaries to measure such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the year ended December 31, 2010 was R$ 694 (R$ 24,884 at December 31, 2009).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2010	2009

Discount rate - %	6.75	6.75
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	4.25	4.50
Biometric table of general mortality	AT-83	AT-83
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

Based on the independent actuary's report, the position of the actuarial calculations is as follows:

	2010	2009

Reconciliation of liabilities
Present value of actuarial obligations	69,469	58,373
Cost of current service
Interest on actuarial obligations	7,747	7,528
Benefits paid	(4,256)	(4,183)
(Gains) losses	(2,797)	7.751

Balance of actuarial obligations	70,163	69,469

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2010 (all other assumptions have been held constant):

2010

Sensitivity of retiree welfare results
On total service and interest cost components	(976)
On post-retirement benefit obligation	(8,688)

(d)	Employee benefits

	2010	2009

Payroll, profit sharing and related charges	449,950	388,723
FGTS and other rescission indemnifications	41,809	24,214
INSS	94,329	80,255
Others	9,738	11,198

	595,826	504,390

25	Phantom Stock Options (PSO) - Compensation Program Based on Shares
On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of the plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of integrating executives in the development process of the Company in the medium and long term, permitting their participation in the increase in value of the Company's shares.

The program is based on the Phantom Stock Options (PSO) concept, which consists of an award in cash based on the appreciation, of the shares of the Company, in relation to a predetermined price in a predetermined period. The plan does not provide for any actual share trading. The Company's CEO and Executive Directors are eligible for the plan.

At the time of each award, the eligible executive will receive a quantity of PSO, to be defined based on a target reward and on the expectation of the increase in the value of the Company. The target for the appreciation in the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSO can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is two years. Exceptionally, the first award, denominated as Program 2009, has a variable vesting period.

The exercise price of the options is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the six months prior to the date of the award. Exceptionally, for the 2009 and 2010 Programs, an exercise price of R$ 27.55 was utilized, corresponding to the price on the first day that the common shares of FIBR3 were traded.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

In August 2010, the following options, denominated 2009 and 2010 Programs, were awarded:

		2010 program
Vesting	Right to exercise	Options	Exercise price

36 months	August 28, 2013	223,207	27.55

	2009 program
Vesting period	Right to exercise	Options	Exercise price

None	August 27, 2010	52,215	27.55
Four months	December 26, 2010	52,215	27.55
14 months	October 27, 2011	52,214	27.55

		156,644

Assumptions and calculation of fair value of options granted

The pricing of options was based on the BTT model, due to its ease of implementation, validation and inclusion of the peculiarities of the program. This model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

To determinate this value, the following economic assumptions were made:

	Program
	2010	2009

Share price volatility - % (i)	5.72	5.72
Risk free return rate - % (ii)	10.6 to 11.7	10.4 to 11.7
Average price of shares (average of six prior months)	31.33	31.33
Options exercise price	27.55	27.55
Weighted-average term of life of option (months)	56.37	25.88

Fair value of option resulting from the model (average)	1.96	1.96

(i)	Based on the daily volatility price for a six-month period.
(ii)	The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

The settlement of this benefit plan for executives will be effected by the Company in cash when the options are exercised.

The change in the number of share purchase options and their corresponding weighted average prices for the period are presented below:

	Number of options	Weighted average price for exercise of options - reais

Open at the beginning of the year
Granted during the period	379,851	27.55
Open at the end of the period	379,851	27.55
Exercisable options at the end of the year	52,215	27.55

The remaining weighted average term for the exercise of outstanding options at December 31, 2010 is 20 months.

In the period ended December 31, 2010, the total appropriated expenses amounted to R$ 366, recorded in the statement of income as "General and administrative expenses" and in liabilities, as "Other payables".
26	Net Revenues

The reconciliation between gross and net revenues for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009

Gross revenues	7,785,155	5,820,530
Federal sales taxes	(217,184)	(158,887)
State sales taxes	(204,517)	(114,160)
Discounts and returns (*)	(1,080,067)	(254,511)

Net revenues	6,283,387	5,292,972

(*)	Related mainly to the export customers' performance rebate.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated
27	Financial Results

The financial results for the years ended December 31, 2010 and 2009 were summarized as follows:

	2010	2009

Financial expenses
Interest on loans and financing	(732,314)	(709,067)
Appropriation of interest-acquisition of Aracruz shares	(288,701)	(474,536)
Loans commissions	(78,997)	(39,977)
Others	(92,520)	(95,271)

	(1,192,532)	(1,318,851)

Financial income
Financial investment earnings	252,101	190,516
Gains on derivative financial instruments	152,284	210,086
Reversal of indexation charges on contingent liabilities (i)	73,409	-
Reversal of PIS and COFINS indexation charges - 9718/98 (ii)	-	159,918
Reversal of ICMS indexation charges	-	24,401
Others	48,916	79,500

	526,710	664,421

Foreign exchange gain (loss) and realized and unrealized gain (loss) on swap and trading securities, net
Exchange gains/losses on loans and financing	331,098	2,845,195
Indexation and exchange variations on other assets and liabilities	(29,494)	(619,230)

	301,604	2,225,965

Net financial result	(364,218)	1,571,535

(i)	Effect of indexation on the reversal of the provision for social contribution on export revenues related to 2003 (Note 21(a)(iii)).

(ii)	Effect of indexation on the reversal of PIS and COFINS in 2009 (Note 21(a)(i)).

28	Expenses by Nature

	2010	2009

Cost of sales
Depreciation, depletion and amortization	1,431,433	1,216,699
Freight	514,968	580,083
Benefits to employees	468,796	406,171
Variable costs	2,123,225	2,088,645
Other expenses	156,237	264,131

	4,694,659	4,555,729

Selling expenses
Benefits to employees	32,879	45,728
Commercial expenses	206,729	253,734
Operational leasing	2,260	2,665
Depreciation and amortization charges	2,620	1,026
Allowance for doubtful accounts	21,477	2,713
Other expenses	15,463	(8,892)

	281,428	296,974

General and administrative and Directors' fees expenses
Benefits to employees	116,703	101,430
Third-party services (consulting, legal and others)	128,489	140,293
Provision for losses	11,573	12,868

Depreciation and amortization charges	7,115	8,888
Donations and sponsorship	10,316	406
Other expenses	38,120	32,238

	312,316	296,123

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

29	Other Operating Expenses, Net

Other operating expenses, net for the years ended December 31, 2010 and 2009 were summarized as follows:

	2010	2009

Fair value amortization (including the gain on investment sold - Guaíba unit)	(83,123)	(242,868)
Gain related to the remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz	-	1,378,924
Change in fair value of biological assets	92,319	551,604
Others	(16,695)	(78,644)

	(7,499)	1,609,016

30	Insurance

The Group has insurance coverage for operating risk and comprehensive civil liability, with a maximum indemnity of US$ 1,800 million and US$ 25 million, respectively, corresponding to R$ 2,999,000 and R$ 42,000 on December 31, 2010. The Group's management considers these amounts to be sufficient to cover any potential liability, risks and damages to the assets and loss of profits.

The Group does not have insurance for its forests. To minimize the risk of fire, there are internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Group has a domestic and international (import and export) transportation insurance policy effective until January 31, 2012.

Besides the above-mentioned insurance coverage, the Group has civil liability policies for directors and officers at amounts considered to be adequate by management.

The risk assumptions adopted and their related coverage, considering their nature, are not within the scope of the audit of the financial statements, and accordingly were not audited/reviewed by the Company 's independent auditors.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

31	Segment Information

Management has defined the Group's operational segments based on the reports reviewed by the directors and utilized for strategic decision making, which are segmented between pulp and paper products. Paper and pulp operations are located exclusively in Brazil.

The main information by business segments corresponding to the years ended December 31, 2010 and 2009 is summarized as follows:

	2010		2009
	Paper	Pulp	Paper	Pulp

Net revenues	373,179	5,910,208	544,252	4,748,720
Cost of sales	(314,050)	(4,380,609)	(375,588)	(4,180,141)

Gross profit	59,129	1,529,599	168,664	568,579

Selling expenses	(16,714)	(264,714)	(30,537)	(266,437)
General and administrative expenses	(18,549)	(293,767)	(30,449)	(265,674)
Equity in earnings (losses) of affiliates and other operating expense, net	(881)	(13,946)	133	1,607,750

Operational income	22,985	957,172	107,811	1,644,218

The geographic areas are determined based on the location of the customers. The net revenue of the Company, classified by geographic area, is as follows:

	2010	2009

Europe	2,430,720	1,340,207
North America	1,622,256	1,088,565
Asia	1,355,932	1,577,728
Brazil and others	874,479	1,286,472

	6,283,387	5,292,972

We have two customers that individually represented more than 10% of our net revenues. For the year ended December 31, 2010 they represented 31% (25% for the year ended December 31, 2009).
32	Earnings per Share

(a)	Basic

The basic earnings per share is calculated by dividing the net income attributable to the Company's shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares. Dividends paid to the holders of preferred shares and any premium paid on the issue of preferred shares during the period are deducted from the net income attributable to the Company's shareholders.

	2010	2009

Net income attributable to the shareholders of the company before deductions	524,134	1,836,130
(-) premium paid on the issue of preferred shares	-	(108,643)

(=) Net income attributable to shareholders of the Company	524,134	1,727,487

Weighted-average number of common shares outstanding	467,720,762	241,085,835
Basic earnings per share (in reais)	1.12	7.17

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated
(b)	Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common or preferred shares for dilution purposes.

33	Business Combination

(a)	Acquisition

The Company acquired the control of Aracruz (Note 1) on January 21, 2009. The acquisition method was utilized to record the identifiable assets acquired, liabilities assumed and the non-controlling equity interest.

Pursuant to IFRS 3R, the Company recorded a gain related to the remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz in the statement of income:

Common shares held before business combination - in thousands	127,506
Share trading price on January 21, 2009	12.65

Fair value of the initial equity interest in Aracruz	1,612,956

(-) Book balances on January 21, 2009
Accounting cost of the investment (equity value and remaining goodwill balance)	(234,032)

Gross result of the revaluation at fair value of the initial participation	1,378,924

The table below summarizes the Aracruz acquisition and the allocation of identifiable assets acquired and liabilities assumed, recognized on the acquisition date, the fair value on the date of acquisition of the non-controlling equity interest and the determination of goodwill:

Purchase price consideration
Present value payable to the Families (Lorentzen, Moreira Salles, Braga and Safra)	4,687,972
Fair value of initial equity interest in Aracruz	1,612,956
Fair value of non-controlling equity interest on the acquisition date	2,078,056

8,378,984

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

	Book value	Fair value adjustments	Total fair value

(-) Main identifiable assets acquired and liabilities assumed
Advances to suppliers - Forestry Partnership Program	292,979	397,358	690,337
Property, plant and equipment	7,646,598	3,042,053	10,688,651
Intangible assets	-	779,000	779,000
Other assets	3,869,034	(19,326)	3,849,708
Loans and financing	(9,691,996)	140,276	(9,551,720)
Other liabilities	(1,154,120)	9,254	(1,144,866)

Total fair value adjustments of assets acquired and liabilities assumed	962,495	4,348,615	5,311,110

(+)Deferred income tax and social contribution arising from temporary differences on the acquisition date			1,293,269

(=) Goodwill prior to the sale of the Guaíba Unit			4,361,143
(-) Write-off of goodwill on the sale of the Guaíba unit			130,693

(=) Goodwill			4,230,450

The fair market values were determined by management as supported by reports of independent financial advisors.

Acquisition-related costs in the total amount of R$ 26,322 were included in "General and administrative expenses" in statement of income for year ended December 31, 2009.

The goodwill was assigned to Aracruz's pulp segment. The deferred tax effects do not contemplate the possible effects of the tax deductibility of goodwill for Brazilian income tax purposes.

The fair value of the non-controlling interest in Aracruz was determined by applying the market approach, based on the quoted price at January 21, 2009. The acquisitions of the non-controlling interests were recorded based on fair values and the total amount of R$ 2,078,056.

The following table sets forth the components of the identified intangibles assets acquired with finite lives, which are being amortized over their estimated useful lives on a straight-line basis with no residual value:

	Useful lives	Fair value

Database	Ten years	456,000
Patents	Six years and three months	129,000
Chemical supplier relationship	16 years	165,000
Others supplier relationships	Four years and five months	29,000

		779,000

The fair value of identified intangible assets acquired was determined using the income approach, which discounted expected future cash flows to present value. The cash flows were discounted at a rate of 8.55% p.a.

(b)	Payable - Aracruz acquisition

The Company issued Notes payable and executed an irrevocable and binding purchase agreement, in connection with the acquisition of Aracruz (Note 1). The Notes, denominated in reais, bear neither interest nor indexation charges and are due in semi-annual installments, except as noted below, in January and July of each year:

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

	2010	2009

Present value of total obligation at January 2009 (discounted by 130% of CDI) - the Families and the Safra family	4,687,971	4,687,971
Present value of total obligation at January 2009 (discounted by 130% of CDI) - remaining common shareholders	215,692	215,692
Amount paid	(4,223,418)	(1,687,848)
Present value accretion adjustment	760,431	468,364

Balance at December 31, 2009	1,440,676	3,684,179

Remaining installments due in
January 2010	-	1,042,888
June 2010	-	983,120
October 2010	-	404,281
January 2011	855,118	747,987
July 2011	585,558	505,903

	1,440,676	3,684,179

Current	1,440,676	2,430,289
Non-current	-	1,253,890

34	Non-current Assets Held for Sale

On December 21, 2010, the Board of Directors approved the sale of Conpacel, including the industrial facilities, land and forests. The corresponding net assets as of December 31, 2010 were as follows:

(a)	Conpacel

Assets

Current assets
Inventories	41,373
Others	4,164

45,537

Non-current assets
Biological assets	160,765
Property, plant and equipment	406,448
Intangible assets	475,413
Others	7,864

1,050,490

Total assets	1,096,027

Liabilities and shareholders' equity

Current liability
Loans and financings	22,420
Accounts payable	14,637
Others	13,403

50,460

Non-current liabilities
Loans and financings	15,311
Others	5,266

20,577

Total liabilities	71,037

The discontinued operations condensed statement of income and of cash flow for the years ended December 31, 2010 and 2009, are as follows:

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(i)	Discontinued Operations condensed statement of income

	2010	2009

Net revenues	491,314	447,076
Cost of sales	(379,699)	(334,197)
Gross profit	111,615	112,879
Selling, general and administrative expenses	(17,297)	730
Financial results	(662)	21,700
Income before taxes on income	93,656	135,309
Taxes on income	(31,843)	(46,005)

Net income from discontinued operations	61,813	89,304

(ii)	Discontinued operations' cash flow

	2010	2009

Net cash provided by operating activities	246,143	273,223
Net cash used in investing activities	(77,240)	(57,784)
Net cash used in financing activities (*)	(169,535)	(215,597)

	(632)	(148)

(*) Represents the cash received net from the investments realized.

Additionally, the Board of Directors have approved the sale of the Company 's paper distributor's (KSR Distribuidora) net asset including 19 branches distributed through several states in Brazil and a distribution warehouse in the State of São Paulo. As of December 31, 2010, the corresponding net assets are demonstrated as follows:

(b)	KSR Distribuidora

Assets

Current assets
Accounts receivables	52,324
Inventories	34,210
Others	4,043

90,577

Noncurrent assets
Recoverable taxes	2,885
Property, plant and equipment	5,626
Others	1,034

9,545

Total assets	100,122

Liabilities and shareholders' equity

Current liability
Accounts payable	18,942
Payroll, profit sharing and related charges	1,379
Others	4,568

24,889

Total liabilities	24,889

The discontinued operations condensed statement of income and of cash flows for the years ended December 31, 2010 and 2009, are as follows:

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009
In thousands of reais, unless otherwise indicated

(i)	Discontinued Operations condensed statement of income
	2010	2009

Net revenues	274,904	259,558
Cost of sales	(210,706)	(208,540)
Gross profit	64,198	51,018
Selling, general and administrative expenses	(45,690)	(46,066)
Financial results	733	792
Income before taxes on income	19,241	5,744
Taxes on income	(6,542)	(1,953)

Net income from discontinued operations	12,699	3,791

(ii)	Discontinued operations' cash flow

	2010	2009

Net cash provided by (used in) operating activities	48,481	(2,503)
Net cash used in investing activities	(1,252)	(77)
Net cash (used in) provided by financing activities (*)	(46,309)	2,287

	920	(293)

(*)	Considering that the KSR Distribuidora treasury operations were centralized by the Company, this represents the net cash received from the investments realized.

The Company compared the book value with the fair value less costs to sell and concluded that there is no impairment to be recognized.

35	Events after the Balance Sheet Date

On January 31, 2011, the Company has signed the sales agreement with Suzano Papel e Celulose S.A. and concluded the sale of the industrial facilities, land and forest in Conpacel (Note 34), for R$ 1,450,000. The Company will use this proceeds to reduce its leverage level.
*          *          *

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: February 15, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO